Exhibit 99.1

Report to Shareholders for the First Quarter, 2023 www.cibc.com February 24, 2023
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the first quarter ended January 31, 2023.
First quarter highlights

	Q1/23	Q1/22	Q4/22	YoY Variance	QoQ Variance
Revenue	$5,927 million	$5,498 million	$5,388 million	+8%	+10%
Reported Net Income	$432 million	$1,869 million	$1,185 million	-77%	-64%
Adjusted Net Income (1)	$1,841 million	$1,894 million	$1,308 million	-3%	+41%
Adjusted pre-provision, pre-tax earnings (1)	$2,660 million	$2,508 million	$2,072 million	+6%	+28%
Reported Diluted Earnings Per Share (EPS) (2)	$0.39	$2.01	$1.26	-81%	-69%
Adjusted Diluted EPS (1)(2)	$1.94	$2.04	$1.39	-5%	+40%
Reported Return on Common Shareholders’ Equity (ROE) (3)	3.1%	17.4%	10.1%
Adjusted ROE (1)	15.5%	17.6%	11.2%
Common Equity Tier 1 (CET1) Ratio (4)	11.6%	12.2%	11.7%
Results for the first quarter of 2023 were affected by the following items of note aggregating to a negative impact of $1.55 per share:
•	$1,169 million ($844 million after-tax) increase in legal provisions (Corporate and Other);
•	$545 million income tax charge related to the 2022 Canadian Federal budget (5) (Corporate and Other); and
•	$26 million ($20 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 11.6% at January 31, 2023, compared with 11.7% at the end of the prior quarter. CIBC’s leverage ratio
(4)
and liquidity coverage ratio
(4)
at January 31, 2023 were 4.3% and 134%, respectively.
In the first quarter, we delivered solid financial results as we continued to make steady progress in executing our client-focused strategy. In an economic environment that remains fluid, our team is focused on living our purpose as we help make our clients’ ambitions real. We have clear momentum in attracting and deepening client relationships, a resilient capital position, and strong risk management and credit quality, and we’ll draw on these strengths throughout fiscal 2023 to create further value for our stakeholders.
Core business performance
Canadian Personal and Business Banking
reported net income of $589 million for the first quarter, down $98 million or 14% from the first quarter a year ago, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue. Adjusted pre-provision,
pre-tax
earnings
(1)
were $977 million, down $67 million from the first quarter a year ago, as higher revenues were more than offset by higher expenses. Higher revenues were driven by volume growth, partially offset by lower fee and commission income, and lower net product spreads. Expenses were higher due to spending on strategic initiatives, including the Canadian Costco credit card portfolio, and employee-related compensation.
Canadian Commercial Banking and Wealth Management
reported net income of $469 million for the first quarter, up $7 million or 2% from the first quarter a year ago, primarily due to higher revenue and lower non-interest expenses, partially offset by a higher provision for credit losses in the current quarter. Adjusted pre-provision,
pre-tax
earnings
(1)
were $686 million, up $62 million from the first quarter a year ago, primarily due to higher net interest income from higher deposit spreads that benefitted from the impact of higher interest rates, and volume growth in commercial banking. Lower expenses were primarily driven by lower performance-based compensation, partially offset by higher spending on strategic initiatives.

(1)
This measure is a
non-GAAP
measure. For additional information, see the
“Non-GAAP
measures” section, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported GAAP measures to: adjusted net income on pages 8 to 10; and adjusted pre-provision, pre-tax earnings on page 10.

(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this CEO message reflect the Share Split.
(3)	For additional information on the composition, see the “Glossary” section.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(5)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

U.S. Commercial Banking and Wealth Management
reported net income of $201 million (US$150 million) for the first quarter, down $25 million (down US$28 million) from the first quarter a year ago, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue and the impact of foreign currency translation. Adjusted pre-provision,
pre-tax
earnings
(1)
were $342 million (US$255 million), up $34 million (up US$13 million) from the first quarter a year ago due to higher revenue and the impact of foreign currency translation, primarily driven by volume growth and higher net product spreads, partially offset by higher employee-related compensation and higher spending on strategic initiatives.
Capital Markets
reported net income of $612 million for the first quarter, up $69 million or 13% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a lower provision reversal in the current quarter. Adjusted pre-provision,
pre-tax
earnings
(1)
were up $123 million or 17% from the first quarter a year ago, as higher revenue from our global markets and direct financial services businesses was partially offset by lower investment banking activity and higher expenses. Expenses were up due to strategic investments and employee-related
expenses.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•
Team CIBC raised $6 million for children’s charities globally from the 38th annual CIBC Miracle Day held on December 7 and other activities during the year. Every year, CIBC Capital Markets traders and CIBC Wood Gundy investment advisors donate a portion of their fees and commissions to help kids access vital support programs and services that help them thrive.

•
CIBC and CIBC Foundation announced a donation of $1 million to the Montreal Children’s Hospital in support of a groundbreaking advancement in pediatric liquid biopsy research. This new research holds tremendous promise for identifying solid pediatric tumors such as brain cancers, glioma, medulloblastoma, and tumors of the bone which are the most dangerous and deadliest forms of pediatric cancers.

•
CIBC has been named to the Dow Jones Sustainability North America Index (DJSI) for the 18th consecutive year, demonstrating our continued commitment to enabling a more sustainable and equitable future. The DJSI is a widely recognized industry standard for measuring companies’ performance of environmental, social and governance (ESG) criteria.

•
CIBC Bank USA supported the new construction, rehabilitation and renovation of Roosevelt Square, a large mixed-use development on Chicago’s West Side, with a strong focus on affordable housing that aims to improve quality of life, provide jobs, and increase public safety.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC FIRST QUARTER 2023

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2022 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2023
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2022 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	45–48		69–71	104

	3	Top and emerging risks	23–25			55

	4	Key future regulatory ratio requirements	19–20, 35, 36	65	9, 16	40, 43, 78, 79, 170–171

Risk governance, risk management and business model	5	Risk management structure				48, 49
	6	Risk culture and appetite				47, 50, 52
	7	Risks arising from business activities	25			53, 58
	8	Bank-wide stress testing	28			35–36, 54, 62, 67 74, 76
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	18	65		35–36, 170–171
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	40
	11	Regulatory capital flow statement			12	41
	12	Capital management and planning				43, 170–171
	13	Business activities and risk-weighted assets	25		4	42, 58
	14	Risk-weighted assets and capital requirements			4	38, 42
	15	Credit risk by major portfolios			27–36	60–65
	16	Risk-weighted assets flow statement			4, 5	42

	17	Back-testing of models			67, 68	54, 62, 72
Liquidity	18	Liquid assets	34			77
Funding	19	Encumbered assets	35			77

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	39			81

	21	Funding strategy and sources	38			80
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	31			71

	23	Significant trading and non-trading market risk factors	32–33			71–75

	24	Model assumptions, limitations and validation procedures				71–75

	25	Stress testing and scenario analysis				35, 74
Credit risk	26	Analysis of credit risk exposures	26–30		6–7, 63–66	63–69, 143–150, 189

	27	Impaired loan and forbearance techniques	26, 29			60, 68, 88, 123

	28	Reconciliation of impaired loans and the allowance for credit losses	29	60		68, 144

	29	Counterparty credit risk arising from derivatives	29		66, 35 (1)	60, 64, 159–160

	30	Credit risk mitigation	26		20, 51, 66	60, 159–160
Other risks	31	Other risks	40			82–86

	32	Discussion of publicly known risk events		68		82, 182
(1)	Included in our supplementary financial information package.

CIBC FIRST QUARTER 2023	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2023 compared with corresponding periods. The MD&A should be read in conjunction with our 2022 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of February 23, 2023. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 42 to 48.

Contents

2	First quarter financial highlights

3	Financial performance overview
3	Economic outlook
3	Significant and subsequent events
4	Financial results review
5	Review of quarterly financial information

7	Non-GAAP measures

11	Strategic business units overview
11	Canadian Personal and Business Banking
12	Canadian Commercial Banking and Wealth Management
13	U.S. Commercial Banking and Wealth Management
15	Capital Markets
16	Corporate and Other

17	Financial condition
17	Review of condensed consolidated balance sheet
18	Capital management

22	Global systemically important banks – public disclosure requirements
22	Off-balance sheet arrangements

23	Management of risk
23	Risk overview
23	Top and emerging risks
26	Credit risk
31	Market risk
34	Liquidity risk
40	Other risks

40	Accounting and control matters
40	Critical accounting policies and estimates
41	Accounting developments
41	Other regulatory developments
41	Controls and procedures
41	Related-party transactions

42	Glossary

A NOTE ABOUT FORWARD-LOOKING STATE
MENTS
: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant and subsequent events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero
emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2023 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, potential recession and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine, the occurrence, continuance or intensification of public health emergencies, such as the
COVID-19
pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based
capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2023	1

First quarter financial highlights

	Unaudited, as at or for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
	Financial results ($ millions)
	Net interest income	$3,205	$3,185	$3,132
	Non-interest income	2,722	2,203	2,366
	Total revenue	5,927	5,388	5,498
	Provision for credit losses	295	436	75
	Non-interest expenses	4,462	3,483	3,023
	Income before income taxes	1,170	1,469	2,400
	Income taxes	738	284	531
	Net income	$432	$1,185	$1,869
	Net income attributable to non-controlling interests	$9	$7	$5
	Preferred shareholders and other equity instrument holders	72	37	41
	Common shareholders	351	1,141	1,823
	Net income attributable to equity shareholders	$423	$1,178	$1,864
	Financial measures
	Reported efficiency ratio (1)	75.3%	64.6%	55.0%
	Reported operating leverage (1)	(39.8)%	(4.7)%	(0.1)%
	Loan loss ratio (2)	0.19%	0.16%	0.11%
	Reported return on common shareholders’ equity (1)	3.1%	10.1%	17.4%
	Net interest margin (1)	1.33%	1.33%	1.43%
	Net interest margin on average interest-earning assets (1)(3)	1.49%	1.51%	1.60%
	Return on average assets (1)(3)	0.18%	0.50%	0.85%
	Return on average interest-earning assets (1)(3)	0.20%	0.56%	0.95%
	Reported effective tax rate	63.1%	19.3%	22.1%
Common share information
Per share ($) (4)	– basic earnings	$0.39	$1.26	$2.02
	– reported diluted earnings	0.39	1.26	2.01
	– dividends	0.850	0.830	0.805
	– book value (5)	49.12	49.95	47.43
Closing share price ($) (4)		60.74	61.87	79.81
Shares outstanding (thousands) (4)	– weighted-average basic	906,770	905,120	901,870
	– weighted-average diluted	907,725	906,533	905,032
	– end of period	911,629	906,040	901,923
	Market capitalization ($ millions)	$55,372	$56,057	$71,982
	Value measures
	Total shareholder return	(0.30)%	(3.17)%	7.46%
	Dividend yield (based on closing share price)	5.6%	5.3%	4.0%
	Reported dividend payout ratio (1)	219.6%	65.9%	39.8%
	Market value to book value ratio	1.24	1.24	1.68
	Selected financial measures – adjusted (6)
	Adjusted efficiency ratio (7)	54.5%	60.9%	53.8%
	Adjusted operating leverage (7)	(1.5)%	(5.8)%	0.2%
	Adjusted return on common shareholders’ equity	15.5%	11.2%	17.6%
	Adjusted effective tax rate	22.2%	20.1%	22.1%
	Adjusted diluted earnings per share (EPS) (4)	$1.94	$1.39	$2.04
	Adjusted dividend payout ratio	43.8%	59.5%	39.3%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$238,819	$239,740	$222,353
	Loans and acceptances, net of allowance for credit losses	531,306	528,657	483,387
	Total assets	921,991	943,597	861,664
	Deposits	694,724	697,572	649,708
	Common shareholders’ equity (1)	44,780	45,258	42,778
	Average assets (3)	953,164	947,830	870,553
	Average interest-earning assets (1)(3)	852,588	834,639	777,820
	Average common shareholders’ equity (1)(3)	45,078	44,770	41,610
	Assets under administration (AUA) (1)(8)(9)	3,002,744	2,854,828	3,009,559
	Assets under management (AUM) (1)(9)	304,948	291,513	317,380
	Balance sheet quality and liquidity measures (10)
	Risk-weighted assets (RWA) ($ millions)	$315,038	$315,634	$284,226
	Common Equity Tier 1 (CET1) ratio (11)	11.6%	11.7%	12.2%
	Tier 1 capital ratio (11)	13.2%	13.3%	13.8%
	Total capital ratio (11)	15.6%	15.3%	15.7%
	Leverage ratio	4.3%	4.4%	4.3%
	Liquidity coverage ratio (LCR)	134%	129%	123%
	Net stable funding ratio (NSFR)	115%	118%	116%
	Other information
	Full-time equivalent employees	49,530	50,427	46,030
(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(5)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(6)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the
“Non-GAAP
measures” section.

(7)	Calculated on a taxable equivalent basis (TEB).
(8)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,382.7 billion (October 31, 2022: $2,258.1 billion; January 31, 2022: $2,387.1 billion).

(9)	AUM amounts are included in the amounts reported under AUA.
(10)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(11)
The 2022 ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. Effective November 1, 2022, the ECL transitional arrangement was no longer applicable.

n/a	Not applicable.

2	CIBC FIRST QUARTER 2023

Financial performance overview
Economic outlook
Global economic growth looks to be weak in 2023 in response to monetary policy tightening, as central banks attempt to ease demand and thereby bring inflation back to target levels. The eurozone and the United Kingdom (U.K.) are likely to see recessions as higher interest rates hit a region already vulnerable due to the spillover impacts from the war in Ukraine. China’s economy is starting see some improvement after a year beset with lockdowns, but weakness in its property sector and softer export markets will see another year of below-average growth. The global slowdown will result in most commodity prices at lower average levels in the remainder of 2023 than in 2022, although geopolitical risks to supply remain a risk for renewed upward pressure. Supply chains could see some improvements from the easing in demand pressures and a further lessening in
COVID-19
severity as vaccinations and prior infections reduce the severity of new cases.
In Canada, the Bank of Canada has increased the overnight rate to 4.5%, which is expected to stay at elevated levels through the remainder of calendar 2023, thereby slowing demand to allow inflation to end next year near its 2% target. Weaker economic growth, improvements in supply chains, and softer average prices for food and energy will be key to getting inflation back to that target. Real gross domestic product (GDP) growth is expected to decelerate to roughly 1% for calendar 2023 from a growth rate of roughly 3.5% in 2022, with a softening in housing and consumer spending in response to higher interest rates and a gradual climb in the unemployment rate to nearly 6% by the end of calendar 2023, up from an average of 5.3% in 2022.
Long-term
interest rates in both the U.S. and Canada could continue to climb through to mid-2023 as central banks signal that they will not be easing policy this year, but could end 2023 at lower levels as the market starts to look ahead to an easing in central bank policy rates in 2024, and gains confidence that inflation will be under control.
In the U.S., the effort to contain inflation is likely to see the Federal Reserve take overnight rates just over 5% by May 2023, leaving them at that level through the remainder of the year. The resulting drag on housing and interest sensitive consumption is expected to hold real GDP growth to 1.3% in calendar 2023, down from 2.1% in 2022. That should see the unemployment rate climb from an average of 3.6% in 2022 to 4.3% by the end of 2023, allowing wage inflation to decelerate.
A softer pace for economic growth is likely to have broad implications across many of our strategic business units (SBUs). Rising unemployment and the recent increases in interest rates are likely to result in a moderate decrease in business and household credit quality from very strong levels achieved in 2022. Deposit growth will be contained, as quantitative tightening will require bonds currently held by the central bank to be financed in the public markets, with higher rates resulting in greater growth in term deposits relative to short-term deposits. While the rising interest rate environment is starting to level off, we expect a modestly positive impact on the net interest margins for all our SBUs, but the high interest rates may have implications for credit quality in 2023 as economic growth slows in response to monetary tightening.
For Canadian Personal and Business Banking, mortgage growth is expected to remain soft in line with weaker home sales volumes and average house prices tied to the increase in interest rates. Although year-over-year non-mortgage
consumer credit demand will be supported by additional volume gains in spending on services, lower inflation will feed into slower growth in dollar terms. Business lending is expected to register healthy growth, but is also likely to decelerate from the strong pace seen in 2022.
Financial markets have opened this year in a more positive tone as softening in inflation has reduced the risks that a full blown recession will be needed to contain price pressures. While we could still see volatility ahead as earnings growth decelerates, Canadian and U.S. wealth management businesses should gain support as the year progresses and markets look ahead to better growth in 2024.
Our Capital Markets business is expected to benefit as merger and acquisition activity recovers from current low levels, while corporate bond issuance could pick up as longer term rates ease later in 2023. Loan growth in our Canadian and U.S. commercial banking businesses is expected to continue to decelerate from levels seen in 2022 with softer economic growth and lower levels of residential construction.
The economic outlook described above reflects numerous assumptions regarding the economic impact of recent and expected increases in interest rates, the easing of supply chain and inflationary pressures, the
COVID-19
pandemic as well as the global economic risks emanating from the war in Ukraine. The measures taken by central banks to combat inflation could have a larger than expected impact on economic growth. Expectations for the pandemic reflect currently available information and are subject to change as new information on epidemiology and government health measures becomes available. The war in Ukraine could escalate into a broader conflict or result in a deeper cut in food and energy output that would add to pressures on inflation and global growth. As a result, actual experience may differ materially from expectations.
The impact of the increase in interest rates, the pandemic and the war in Ukraine on our risk environment are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See the “Accounting and control matters” section and Note 6 to our interim consolidated financial statements for further details.
Significant and subsequent events
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, St. Kitts, Grenada and Dominica. The proposed sales of banking assets in St. Vincent and St. Kitts have received regulatory approval and are expected to close by the third quarter of 2023, subject to the satisfaction of closing conditions. The impacts upon the closing of these transactions are not expected to be material. The proposed transaction in Dominica did not proceed and CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023, the impact of which is not expected to be material.
Settlement of Cerberus Litigation
On February 17, 2023, CIBC announced that we have entered into an agreement with the special purpose vehicle controlled by Cerberus Capital Management L.P. (“Cerberus”) to fully settle the lawsuit filed by Cerberus against CIBC, including the most recent judgment of the New York Court, as discussed in Note 13 to our interim consolidated financial statements. Pursuant to the settlement agreement, CIBC has agreed to pay US$770 million to Cerberus in full satisfaction of the judgment, and both parties have agreed to arrange for the immediate dismissal, with prejudice, of all claims, counterclaims and appeals relating to the litigation.
CIBC recorded a pre-tax provision of $1,169 million in the first quarter of 2023, representing damages and pre-judgment interest totaling US$855 million through January 31, 2023. The US$85 million difference between the amount recorded in the first quarter of 2023 and the settlement amount will be recognized in the second quarter of 2023.

CIBC FIRST QUARTER 2023	3

Financial results review
Reported net income for the quarter was $432 million, compared with $1,869 million for the same quarter last year, and $1,185 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,841 million, compared with $1,894 million for the same quarter last year, and $1,308 million for the prior quarter.
Reported diluted EPS
(2)
for the quarter was $0.39, compared with $2.01 for the same quarter last year, and $1.26 for the prior quarter.
Adjusted diluted EPS
(1)(2)
for the quarter was $1.94, compared with $2.04 for the same quarter last year, and $1.39 for the prior quarter.
In the current quarter, the following items of note increased non-interest
expenses by $1,195 million, increased income taxes by $214 million and decreased net income by $1,409 million:
•	$1,169 million ($844 million after-tax) increase in legal provisions (Corporate and Other);
•	$545 million income tax charge related to the 2022 Canadian Federal budget (3) (Corporate and Other); and
•
$26 million ($20 million
after-tax)
amortization of acquisition-related intangible assets ($5 million after-tax
in Canadian Personal and Business Banking, $12 million
after-tax
in U.S. Commercial Banking and Wealth Management, and $3 million after-tax
in Corporate and Other).

Net interest income
(4)
Net interest income was up $73 million or 2% from the same quarter last year, primarily due to volume growth across our businesses and higher net product spreads that benefitted from the impact of higher interest rates, partially offset by lower trading income.
Net interest income was up $20 million or 1% from the prior quarter, primarily due to higher revenue in Corporate and Other, including treasury revenue, and volume growth across our businesses, partially offset by lower trading income.
Non-interest
income
(4)
Non-interest
income was up $356 million or 15% from the same quarter last year, primarily due to higher trading income and the impact of foreign exchange translation, partially offset by lower underwriting and advisory fees, and lower card fees.
Non-interest
income was up $519 million or 24% from the prior quarter, primarily due to higher trading income and mutual fund fees, partially offset by lower underwriting and advisory fees.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(3)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

(4)
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI’s defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

Provision for credit losses

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$188	$158	$99
Canadian Commercial Banking and Wealth Management	26	14	(1)
U.S. Commercial Banking and Wealth Management	41	34	30
Capital Markets	(11)	(5)	(13)
Corporate and Other	15	18	11
	259	219	126
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	(30)	147	(1)
Canadian Commercial Banking and Wealth Management	20	7	(3)
U.S. Commercial Banking and Wealth Management	57	66	(2)
Capital Markets	1	4	(25)
Corporate and Other	(12)	(7)	(20)
	36	217	(51)
	$295	$436	$75
Provision for credit losses in the current quarter was $295 million, up $220 million from the same quarter last year. Provision for credit losses on performing loans was up mainly due to unfavourable credit migration and parameter updates. Provision for credit losses on impaired loans was up due to higher net impairments across all SBUs.
Provision for credit losses was down $141 million from the prior quarter. Provision for credit losses on performing loans was down mainly due to the unfavourable change in our economic outlook in the prior quarter, partially offset by unfavourable credit migration in the current quarter. Provision for credit losses on impaired loans was up mainly due to higher write-offs in Canadian Personal and Business Banking and higher provisions in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management.
Non-interest
expenses
Non-interest
expenses were up $1,439 million or 48% from the same quarter last year, primarily due to an increase in legal provisions, shown as an item of note, higher employee-related compensation and higher spending on strategic initiatives.
Non-interest
expenses were up $979 million or 28% from the prior quarter, primarily due to an increase in legal provisions, partially offset by a charge related to the consolidation of our real estate portfolio in the prior quarter, both shown as items of note.
Income taxes
Income tax expense was up $207 million or 39% from the same quarter last year, and up $454 million or 160% from the prior quarter, primarily due to the income tax charge related to the 2022 Canadian Federal budget, discussed below and also shown as an item of note, partially offset by the impact of lower income before taxes.

4	CIBC FIRST QUARTER 2023

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement with the CRA with respect to the portion of the Enron expenses deductible in Canada. The portion of the Enron expenses deductible in the U.S. has not yet been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
The CRA has reassessed CIBC approximately $1,602 million of additional income tax related to the denial of the tax deductibility of certain 2011 to 2017 Canadian corporate dividends, on the basis that certain dividends received were part of a “dividend rental arrangement”, and similar matters. This includes approximately $182 million of additional income tax for the 2017 taxation year that was reassessed by the CRA in May 2022. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar matters. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. The Appeal was heard in December 2022. The appeal process has been extended as the Court requested additional submissions from CIBC and the Crown. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the interim consolidated financial statements. The potential exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the possible inability to utilize approximately $600 million in unrecognized capital tax loss carryforwards.
The 2022 Canadian Federal budget legislation was enacted in December 2022. The legislation includes the introduction of a one-time
15% CRD tax on banks and life insurer groups, based on the average of 2020 and 2021 taxable income in excess of $1.0 billion. The CRD tax is payable over a five-year
period in equal increments. The legislation also includes a 1.5% increase in the tax rate applied to taxable income in excess of $100 million earned by banks and life insurers effective for April 7, 2022 and onwards.
Upon the substantive enactment of the legislation in the first quarter of 2023, CIBC recognized income tax expense of $510 million based on the present value of the estimated amount of the CRD tax of $555 million. The discount of $45 million will accrete over the remaining four-year payment period.
In addition to recognizing tax expense in the first quarter of 2023 on income at the 1.5% higher tax rate, CIBC also recognized income tax expense of $35 million for the effect of the rate increase on the 2022 taxation year.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

$ millions, except per share amounts, for the three months ended	Jan. 31, 2023 vs. Jan. 31, 2022	Jan. 31, 2023 vs. Oct. 31, 2022
Estimated increase (decrease) in:
Total revenue	$67	$(9)
Provision for (reversal of) credit losses	6	(1)
Non-interest expenses	97	(12)
Income taxes	7	(1)
Net income	(43)	5
Impact on EPS: (1)
Basic	$(0.05)	$0.01
Diluted	(0.05)	0.01
Average USD appreciation (depreciation) relative to CAD	5.7%	(0.7)%
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended	2023				2022			2021
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Revenue
Canadian Personal and Business Banking	$2,260	$2,262	$2,321	$2,143	$2,183	$2,128	$2,056	$1,941
Canadian Commercial Banking and Wealth Management	1,351	1,316	1,338	1,303	1,297	1,240	1,207	1,135
U.S. Commercial Banking and Wealth Management	706	653	604	591	609	562	539	532
Capital Markets (1)	1,481	1,182	1,199	1,316	1,304	1,012	1,140	1,194
Corporate and Other (1)	129	(25)	109	23	105	122	114	130
Total revenue	$5,927	$5,388	$5,571	$5,376	$5,498	$5,064	$5,056	$4,932
Net interest income	$3,205	$3,185	$3,236	$3,088	$3,132	$2,980	$2,893	$2,747
Non-interest income	2,722	2,203	2,335	2,288	2,366	2,084	2,163	2,185
Total revenue	5,927	5,388	5,571	5,376	5,498	5,064	5,056	4,932
Provision for (reversal of) credit losses	295	436	243	303	75	78	(99)	32
Non-interest expenses	4,462	3,483	3,183	3,114	3,023	3,135	2,918	2,756
Income before income taxes	1,170	1,469	2,145	1,959	2,400	1,851	2,237	2,144
Income taxes	738	284	479	436	531	411	507	493
Net income	$432	$1,185	$1,666	$1,523	$1,869	$1,440	$1,730	$1,651
Net income attributable to:
Non-controlling interests	$9	$7	$6	$5	$5	$4	$5	$4
Equity shareholders	423	1,178	1,660	1,518	1,864	1,436	1,725	1,647
EPS – basic (2)	$0.39	$1.26	$1.79	$1.63	$2.02	$1.54	$1.88	$1.78
– diluted (2)	0.39	1.26	1.78	1.62	2.01	1.54	1.88	1.78
(1)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

CIBC FIRST QUARTER 2023	5

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth throughout the period. In more recent periods, it has benefitted from the acquisition of the Costco credit card portfolio and the rising rate environment through wider deposit margins, partially offset by tighter loan margins.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth as well as from strong markets. In Commercial Banking, revenue growth was driven by strong client demand and more recently from an increase in interest rates. In Wealth Management, AUA and AUM growth has been challenged over the past few quarters as a result of volatile markets caused by global concerns surrounding inflation, supply chain issues and geopolitical uncertainty.
U.S. Commercial Banking and Wealth Management has benefitted from organic client acquisitions that are driving increased loans, deposits, AUM and fee income. Loan growth has also accelerated due to the economic recovery in 2021 and into the first half of 2022, although recently decelerated due to softer economic growth, rising interest rates and inflation. Wealth Management AUA and AUM growth has been hindered over the past few quarters by market depreciation, partially offset by strong sales momentum.
Capital Markets had increased revenue from underwriting and advisory activities in the second and third quarters of 2021, and lower trading revenue in the fourth quarter of 2021. The first and second quarters of 2022, and the first quarter of 2023 had higher trading revenue.
Corporate and Other included the impact of an increase in funding costs in the second quarter of 2021 from the excess liquidity that built up during the early stages of the pandemic, as well as an increase in funding costs starting in the second quarter of 2022 from an increase in credit spreads. In 2021, the interest rate environment and narrower margins negatively impacted revenue, while the gradual increase in interest rates in 2022 have resulted in higher margins in International banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We continue to operate in an uncertain macroeconomic environment due to concerns related to high levels of interest rates and inflation, supply chain disruptions related to geopolitical events and slower economic growth. There is considerable judgment involved in the estimation of credit losses in the current environment.
The second, third and fourth quarters of 2021 and the first quarter of 2022 reflected a moderate improvement in economic conditions as well as our economic outlook. With a faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, our provision for credit losses on performing loans increased in the second, third and fourth quarters of 2022. As a result of unfavourable credit migration, our provision for credit losses on performing loans also increased in the first quarter of 2023.
In Canadian Personal and Business Banking, lower insolvencies and write-offs in credit cards relative to pre-pandemic
levels impacted the third and fourth quarters of 2021, and the first and second quarters of 2022. The decrease in insolvencies was in line with the national Canadian trend and the decrease in write-offs was a benefit from the household savings that built up during the pandemic. In contrast, the second quarter of 2021 included higher write-offs in credit cards, mainly attributable to a relatively small segment of client balances that were previously in the payment deferral programs that continued to underperform and eventually were written off after exiting the programs. Commencing in the second quarter of 2022, our loan losses included write-offs from the seasoning of the acquired Canadian Costco credit card portfolio. In the third and the fourth quarters of 2022, and the first quarter of 2023, consumer write-offs trended higher, gradually approaching pre-pandemic levels.
In Canadian Commercial Banking and Wealth Management, the first quarter of 2023 included higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, the first, second and fourth quarters of 2022, and the first quarter of 2023 included higher provisions on impaired loans.
In Capital Markets, impaired loan losses have continued to remain low.
In Corporate and Other, the third quarter of 2021 included higher provisions on impaired loans in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The third and fourth quarters of 2021, the second and fourth quarters of 2022, and the first quarter of 2023 included increases in legal provisions in Corporate and Other, all shown as items of note. The fourth quarter of 2021 and the fourth quarter of 2022 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters, both shown as an item of note.
Income taxes
Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt
income. The first quarter of 2023 included an income tax charge related to the 2022 Canadian Federal budget that was enacted in December 2022, shown as an item of note.

6	CIBC FIRST QUARTER 2023

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our results to gross up
tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements included in our 2022 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted operating leverage.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

CIBC FIRST QUARTER 2023	7

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,260	$1,351	$706	$1,481	$129	$5,927	$526
Provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
Non-interest expenses	1,290	665	380	650	1,477	4,462	283
Income (loss) before income taxes	812	640	228	841	(1,351)	1,170	170
Income taxes	223	171	27	229	88	738	20
Net income (loss)	589	469	201	612	(1,439)	432	150
Net income attributable to non-controlling interests	–	–	–	–	9	9	–
Net income (loss) attributable to equity shareholders	589	469	201	612	(1,448)	423	150
Diluted EPS ($)						$0.39
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(16)	$–	$(3)	$(26)	$(12)
Increase in legal provisions	–	–	–	–	(1,169)	(1,169)	–
Impact of items of note on non-interest expenses	(7)	–	(16)	–	(1,172)	(1,195)	(12)
Total pre-tax impact of items of note on net income	7	–	16	–	1,172	1,195	12
Income taxes
Amortization of acquisition-related intangible assets	2	–	4	–	–	6	3
Increase in legal provisions	–	–	–	–	325	325	–
Income tax charge related to the 2022 Canadian Federal budget (2)	–	–	–	–	(545)	(545)	–
Impact of items of note on income taxes	2	–	4	–	(220)	(214)	3
Total after-tax impact of items of note on net income	$5	$–	$12	$–	$1,392	$1,409	$9
Impact of items of note on diluted EPS ($)						$1.55
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,260	$1,351	$706	$1,481	$129	$5,927	$526
Provision for (reversal of) credit losses – adjusted	158	46	98	(10)	3	295	73
Non-interest expenses – adjusted	1,283	665	364	650	305	3,267	271
Income (loss) before income taxes – adjusted	819	640	244	841	(179)	2,365	182
Income taxes – adjusted	225	171	31	229	(132)	524	23
Net income (loss) – adjusted	594	469	213	612	(47)	1,841	159
Net income attributable to non-controlling interests – adjusted	–	–	–	–	9	9	–
Net income (loss) attributable to equity shareholders – adjusted	594	469	213	612	(56)	1,832	159

Adjusted diluted EPS ($)						$1.94
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)
CIBC total results excludes a TEB adjustment of $62 million (October 31, 2022: $51 million; January 31, 2022: $59 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

(5)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(6)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables.

8	CIBC FIRST QUARTER 2023

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,262	$1,316	$653	$1,182	$(25)	$5,388	$483
Provision for (reversal of) credit losses	305	21	100	(1)	11	436	76
Non-interest expenses	1,313	658	356	656	500	3,483	264
Income (loss) before income taxes	644	637	197	527	(536)	1,469	143
Income taxes	173	168	36	149	(242)	284	27
Net income (loss)	471	469	161	378	(294)	1,185	116
Net income attributable to non-controlling interests	–	–	–	–	7	7	–
Net income (loss) attributable to equity shareholders	471	469	161	378	(301)	1,178	116
Diluted EPS ($) (5)						$1.26
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments (6)	$(6)	$–	$–	$–	$–	$(6)	$–
Impact of items of note on revenue	(6)	–	–	–	–	(6)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(17)	–	(3)	(27)	(13)
Acquisition and integration-related costs as well as purchase accounting adjustments (6)	(18)	–	–	–	–	(18)	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(37)	(37)	–
Increase in legal provisions	–	–	–	–	(91)	(91)	–
Impact of items of note on non-interest expenses	(25)	–	(17)	–	(131)	(173)	(13)
Total pre-tax impact of items of note on net income	19	–	17	–	131	167	13
Income taxes
Amortization of acquisition-related intangible assets	1	–	5	–	–	6	4
Acquisition and integration-related costs as well as purchase accounting adjustments (6)	4	–	–	–	–	4	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	10	10	–
Increase in legal provisions	–	–	–	–	24	24	–
Impact of items of note on income taxes	5	–	5	–	34	44	4
Total after-tax impact of items of note on net income	$14	$–	$12	$–	$97	$123	$9
Impact of items of note on diluted EPS ($) (5)						$0.13
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,256	$1,316	$653	$1,182	$(25)	$5,382	$483
Provision for (reversal of) credit losses – adjusted	305	21	100	(1)	11	436	76
Non-interest expenses – adjusted	1,288	658	339	656	369	3,310	251
Income (loss) before income taxes – adjusted	663	637	214	527	(405)	1,636	156
Income taxes – adjusted	178	168	41	149	(208)	328	31
Net income (loss) – adjusted	485	469	173	378	(197)	1,308	125
Net income attributable to non-controlling interests – adjusted	–	–	–	–	7	7	–
Net income (loss) attributable to equity shareholders – adjusted	485	469	173	378	(204)	1,301	125
Adjusted diluted EPS ($) (5)						$1.39
See previous page for footnote references.

CIBC FIRST QUARTER 2023	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
Non-interest expenses	1,152	673	318	596	284	3,023	250
Income (loss) before income taxes	933	628	263	746	(170)	2,400	207
Income taxes	246	166	37	203	(121)	531	29
Net income (loss)	687	462	226	543	(49)	1,869	178
Net income attributable to non-controlling interests	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders	687	462	226	543	(54)	1,864	178
Diluted EPS ($) (5)						$2.01
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(17)	$–	$(3)	$(20)	$(13)
Acquisition and integration-related costs (6)	(13)	–	–	–	–	(13)	–
Impact of items of note on non-interest expenses	(13)	–	(17)	–	(3)	(33)	(13)
Total pre-tax impact of items of note on net income	13	–	17	–	3	33	13
Income taxes
Amortization of acquisition-related intangible assets	–	–	4	–	1	5	3
Acquisition and integration-related costs (6)	3	–	–	–	–	3	–
Impact of items of note on income taxes	3	–	4	–	1	8	3
Total after-tax impact of items of note on net income	$10	$–	$13	$–	$2	$25	$10
Impact of items of note on diluted EPS ($) (5)						$0.03
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses – adjusted	98	(4)	28	(38)	(9)	75	22
Non-interest expenses – adjusted	1,139	673	301	596	281	2,990	237
Income (loss) before income taxes – adjusted	946	628	280	746	(167)	2,433	220
Income taxes – adjusted	249	166	41	203	(120)	539	32
Net income (loss) – adjusted	697	462	239	543	(47)	1,894	188
Net income attributable to non-controlling interests – adjusted	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders – adjusted	697	462	239	543	(52)	1,889	188
Adjusted diluted EPS ($) (5)						$2.04
See previous pages for footnote references.
The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023	Net income (loss)	$589	$469	$201	$612	$(1,439)	$432	$150
Jan. 31	Add: provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
	Add: income taxes	223	171	27	229	88	738	20
	Pre-provision (reversal), pre-tax earnings (losses) (1)	970	686	326	831	(1,348)	1,465	243
	Pre-tax impact of items of note (2)	7	–	16	–	1,172	1,195	12
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$977	$686	$342	$831	$(176)	$2,660	$255
2022	Net income (loss)	$471	$469	$161	$378	$(294)	$1,185	$116
Oct. 31	Add: provision for (reversal of) credit losses	305	21	100	(1)	11	436	76
	Add: income taxes	173	168	36	149	(242)	284	27
	Pre-provision (reversal), pre-tax earnings (losses) (1)	949	658	297	526	(525)	1,905	219
	Pre-tax impact of items of note (2)	19	–	17	–	131	167	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$968	$658	$314	$526	$(394)	$2,072	$232
2022	Net income (loss)	$687	$462	$226	$543	$(49)	$1,869	$178
Jan. 31	Add: provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
	Add: income taxes	246	166	37	203	(121)	531	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,031	624	291	708	(179)	2,475	229
	Pre-tax impact of items of note (2)	13	–	17	–	3	33	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,044	$624	$308	$708	$(176)	$2,508	$242
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

10	CIBC FIRST QUARTER 2023

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 21 of our 2022 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.
Results
(1)

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Revenue	$2,260	$2,262	$2,183
Provision for (reversal of) credit losses
Impaired	188	158	99
Performing	(30)	147	(1)
Total provision for credit losses	158	305	98
Non-interest expenses	1,290	1,313	1,152
Income before income taxes	812	644	933
Income taxes	223	173	246
Net income	$589	$471	$687
Net income attributable to:
Equity shareholders	$589	$471	$687
Total revenue
Net interest income	$1,709	$1,720	$1,587
Non-interest income (2)	551	542	596
	$2,260	$2,262	$2,183
Net interest margin on average interest-earning assets (3)(4)	2.16%	2.19%	2.18%
Efficiency ratio	57.1%	58.0%	52.8%
Operating leverage	(8.5)%	(7.7)%	1.7%
Return on equity (5)	26.4%	22.1%	36.9%
Average allocated common equity (5)	$8,863	$8,437	$7,394
Full-time equivalent employees	13,476	13,840	12,749
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $589 million, down $98 million from the same quarter last year, primarily due to higher non-interest
expenses and a higher provision for credit losses, partially offset by higher revenue.
Net income was up $118 million from the prior quarter, primarily due to a lower provision for credit losses and lower non-interest expenses.
Revenue
Revenue was up $77 million or 4% from the same quarter last year, primarily due to volume growth, partially offset by lower card fees and commission income and lower net product spreads.
Revenue was comparable to the prior quarter.
Net interest income was up $122 million or 8% from the same quarter last year, primarily due to volume growth, including from the acquisition of the Canadian Costco credit card portfolio. Non-interest income was down $45 million or 8%, primarily due to lower card fees and commission income.
Net interest income was down $11 million or 1% from the prior quarter, primarily due to lower net product spreads, partially offset by volume growth. Non-interest income was up $9 million or 2%, primarily due to higher fee income.
Net interest margin on average interest-earning assets was down 2 basis points from the same quarter last year, mainly due to lower loan margins, partially offset by higher deposit margins and the impact of the Canadian Costco credit card portfolio.
Net interest margin on average interest-earning assets was down 3 basis points from the prior quarter, mainly due to lower loan margins, partially offset by higher deposit margins.

CIBC FIRST QUARTER 2023	11

Provision for (reversal of) credit losses
Provision for credit losses was up $60 million from the same quarter last year. Provision reversal on performing loans was up as the current quarter included a higher degree of favourable change in our economic outlook as it pertains to our retail portfolios, partially offset by unfavourable credit migration. Provision for credit losses on impaired loans was up, primarily due to higher write-offs across the retail portfolios.
Provision for credit losses was down $147 million from the prior quarter. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook as it pertains to our retail portfolios, partially offset by unfavourable credit migration, while the prior quarter included a provision for credit losses driven by an unfavourable change in our economic outlook. Provision for credit losses on impaired was up, primarily due to higher write-offs across the retail portfolios.
Non-interest expenses
Non-interest expenses were up $138 million or 12% from the same quarter last year, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation.
Non-interest expenses were down $23 million or 2% from the prior quarter, primarily due to lower spending on strategic initiatives.
Income taxes
Income taxes were down $23 million from the same quarter last year, primarily due to lower income and were up $50 million from the prior quarter, primarily due to higher income.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Revenue
Commercial banking	$621	$601	$532
Wealth management	730	715	765
Total revenue	1,351	1,316	1,297
Provision for (reversal of) credit losses
Impaired	26	14	(1)
Performing	20	7	(3)
Total provision for (reversal of) credit losses	46	21	(4)
Non-interest expenses	665	658	673
Income before income taxes	640	637	628
Income taxes	171	168	166
Net income	$469	$469	$462
Net income attributable to:
Equity shareholders	$469	$469	$462
Total revenue
Net interest income	$464	$452	$377
Non-interest income (2)	887	864	920
	$1,351	$1,316	$1,297
Net interest margin on average interest-earning assets (3)(4)	3.49%	3.38%	3.30%
Efficiency ratio	49.2%	50.0%	51.9%
Operating leverage	5.4%	4.1%	1.5%
Return on equity (5)	21.4%	21.6%	23.2%
Average allocated common equity (5)	$8,682	$8,598	$7,892
Full-time equivalent employees (6)	5,351	5,711	5,338
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
(6)
In the first quarter of 2023, 389 full-time equivalent employees related to Business Contact Centre were transferred to Corporate and Other, with no financial impact as the related costs were allocated back to Canadian Commercial Banking and Wealth Management after the transfer through our business unit allocation process.

Financial overview
Net income for the quarter was $469 million, up $7 million from the same quarter last year, primarily due to higher revenue and lower non-interest expenses, partially offset by a higher provision for credit losses in the current quarter.
Net income for the quarter was comparable to the prior quarter.
Revenue
Revenue was up $54 million or 4% from the same quarter last year.
Commercial banking revenue was up $89 million, primarily due to higher net interest income from higher deposit spreads that benefitted from the impact of higher interest rates, and volume growth.
Wealth management revenue was down $35 million, primarily due to lower commission revenue from decreased client activity and lower fee-based revenue from market depreciation.

12	CIBC FIRST QUARTER 2023

Revenue was up $35 million from the prior quarter.
Commercial banking revenue was up $20 million, primarily due to higher deposit spreads that benefitted from the impact of higher interest rates and higher fees.
Wealth management revenue was up $15 million, primarily due to higher fee-based revenue from market appreciation.
Net interest margin on average interest-earning assets was up 19 basis points from the same quarter last year and was up 11 basis points from the prior quarter, primarily due to higher deposit margins, partially offset by lower loan margins.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was $46 million, compared with a provision reversal of $4 million in the same quarter last year. The current quarter included a provision for credit losses on performing loans due to unfavourable credit migration and model parameter updates, while the same quarter last year included a modest provision reversal. The current quarter included a provision for credit losses on impaired loans, while the same quarter last year included a modest provision reversal.
Provision for credit losses was up $25 million from the prior quarter. Provisions for credit losses on performing loans was up mainly due to unfavourable credit migration and a model update. Provision for credit losses on impaired loans was up due to higher provisions in the agriculture and consumer goods manufacturing sectors.
Non-interest
expenses
Non-interest
expenses were down $8 million or 1% from the same quarter last year, primarily due to lower performance-based compensation, partially offset by higher spending on strategic initiatives.
Non-interest
expenses were up $7 million or 1% from the prior quarter, primarily due to higher performance-based compensation, partially offset by lower employee-related compensation.
Income taxes
Income taxes were up $5 million from the same quarter last year and were up $3 million from the prior quarter, primarily due to higher income.
U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate
companies, entrepreneurs,
high-net-worth
individuals and families, as well as personal and small business banking services in four U.S. Midwestern markets.
Results in Canadian dollars
(1)

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Revenue
Commercial banking	$442	$432	$404
Wealth management	264	221	205
Total revenue (2)	706	653	609
Provision for (reversal of) credit losses
Impaired	41	34	30
Performing	57	66	(2)
Total provision for credit losses	98	100	28
Non-interest expenses	380	356	318
Income before income taxes	228	197	263
Income taxes	27	36	37
Net income	$201	$161	$226
Net income attributable to:
Equity shareholders	$201	$161	$226
Total revenue (2)
Net interest income	$476	$466	$389
Non-interest income	230	187	220
	$706	$653	$609
Average allocated common equity (3)	$11,461	$11,015	$9,902
Full-time equivalent employees	2,500	2,472	2,157
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Included $1 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended January 31, 2023 (October 31, 2022: $2 million; January 31, 2022: $3 million).

(3)	For additional information, see the “Non-GAAP measures” section.

CIBC FIRST QUARTER 2023	13

Results in U.S. dollars
(1)

US$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Revenue
Commercial banking	$329	$320	$318
Wealth management	197	163	161
Total revenue (2)	526	483	479
Provision for (reversal of) credit losses
Impaired	31	25	23
Performing	42	51	(1)
Total provision for credit losses	73	76	22
Non-interest expenses	283	264	250
Income before income taxes	170	143	207
Income taxes	20	27	29
Net income	$150	$116	$178
Net income attributable to:
Equity shareholders	$150	$116	$178
Total revenue (2)
Net interest income	$355	$346	$306
Non-interest income	171	137	173
	$526	$483	$479
Net interest margin on average interest-earning assets (3)(4)	3.54%	3.49%	3.45%
Efficiency ratio	53.7%	54.5%	52.2%
Operating leverage	(3.1)%	(4.1)%	(5.2)%
Return on equity (5)	7.0%	5.8%	9.0%
Average allocated common equity (5)	$8,535	$8,149	$7,792
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Included US$1 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended January 31, 2023 (October 31, 2022: US$1 million; January 31, 2022: US$2 million).

(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $201 million (US$150 million), down $25 million (US$28 million) from the same quarter last year, primarily due to a higher provision for credit losses and higher non-interest
expenses, partially offset by higher revenue and the impact of foreign exchange translation.
Net income was up $40 million (US$34 million) from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Revenue
Revenue was up US$47 million or 10% from the same quarter last year.
Commercial banking revenue was up US$11 million, primarily due to higher net interest income from loan growth, partially offset by lower net product spreads and lower fees.
Wealth management revenue was up US$36 million, primarily due to higher annual performance-based mutual fund fees and higher deposit spreads that benefitted from the impact of higher interest rates.
Revenue was up US$43 million or 9% from the prior quarter.
Commercial banking revenue was up US$9 million, primarily due to volume growth, partially offset by lower net product spreads.
Wealth management revenue was up US$34 million, primarily due to higher annual performance-based mutual fund fees.
Net interest margin on average interest-earning assets was up 9 basis points from the same quarter last year, primarily due to higher deposit margins as a result of rising interest rates, partially offset by lower loan margins and lower loan repayment fees.
Net interest margin on average interest-earning assets was up 5 basis points from the prior quarter, primarily due to higher loan margins, partially offset by lower deposit margins.
Provision for (reversal of) credit losses
Provision for credit losses was up US$51 million from the same quarter last year. The current quarter included a provision for credit losses on performing loans due to unfavourable credit migration and parameter updates, while the same quarter last year included a modest provision reversal. Provision for credit losses on impaired loans was up due to an increase in the real estate, and hardware and software sectors, partially offset by a decrease in the capital goods manufacturing sector.
Provision for credit losses was comparable to the prior quarter. The provision on performing loans for both quarters was negatively impacted by unfavourable credit migration. The increase in provision on impaired loans was attributable to the real estate and construction, and hardware and software sectors.
Non-interest
expenses
Non-interest
expenses were up US$33 million or 13% from the same quarter last year, primarily due to higher employee-related compensation and performance-based compensation including higher spending on strategic initiatives in support of growth in our commercial banking platform and infrastructure build.
Non-interest
expenses were up US$19 million or 7% from the prior quarter, primarily due to higher performance-based and employee-related compensation, partially offset by lower consulting expense.
Income taxes
Income taxes were down US$9 million from the same quarter last year, primarily due to lower income.
Income taxes were down US$7 million from the prior quarter, despite higher income due to changes in the proportion of income subject to varying rates of tax.

14	CIBC FIRST QUARTER 2023

Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Revenue
Global markets	$786	$463	$672
Corporate and investment banking	389	440	410
Direct financial services	306	279	222
Total revenue (2)	1,481	1,182	1,304
Provision for (reversal of) credit losses
Impaired	(11)	(5)	(13)
Performing	1	4	(25)
Total reversal of credit losses	(10)	(1)	(38)
Non-interest expenses	650	656	596
Income before income taxes	841	527	746
Income taxes (2)	229	149	203
Net income	$612	$378	$543
Net income attributable to:
Equity shareholders	$612	$378	$543
Efficiency ratio	43.9%	55.4%	45.7%
Operating leverage	4.6%	(7.1)%	(3.1)%
Return on equity (3)	25.9%	15.8%	25.4%
Average allocated common equity (3)	$9,379	$9,522	$8,480
Full-time equivalent employees	2,330	2,384	2,275
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $62 million for the quarter ended January 31, 2023 (October 31, 2022: $51 million; January 31, 2022: $59 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $612 million, up $69 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses and a lower provision reversal in the current quarter.
Net income was up $234 million from the prior quarter, primarily due to higher revenue.
Revenue
Revenue was up $177 million or 14% from the same quarter last year.
Global markets revenue was up $114 million, primarily due to higher revenue from fixed income, commodities and foreign exchange trading and higher financing revenue, partially offset by lower equity derivatives trading revenue.
Corporate and investment banking revenue was down $21 million, primarily due to lower debt and equity underwriting activity, and lower advisory revenue, partially offset by higher corporate banking revenue.
Direct financial services revenue was up $84 million, primarily due to higher revenue from Simplii Financial.
Revenue was up $299 million or 25% from the prior quarter.
Global markets revenue was up $323 million, primarily due to higher revenue from fixed income, foreign exchange, equity derivatives and commodities trading and higher financing revenue.
Corporate and investment banking revenue was down $51 million, primarily due to lower advisory revenue, and lower debt and equity underwriting activity, partially offset by higher corporate banking revenue.
Direct financial services revenue was up $27 million, primarily due to higher revenue from Simplii Financial, and higher volumes and growth in our foreign exchange and payments business.
Provision for (reversal of) credit losses
Provision reversal of credit losses was down $28 million from the same quarter last year. The current quarter included a modest provision for credit losses on performing loans while the same quarter last year included a provision reversal reflective of a favourable change in our economic outlook. Provision reversal of credit losses on impaired loans was comparable to the same quarter last year.
Provision reversal of credit losses was up $9 million from the prior quarter. Provision for credit losses on performing loans was comparable to the prior quarter, while provision reversal of credit losses on impaired loans was up mainly attributable to a reversal in the utilities sector in the current quarter.
Non-interest
expenses
Non-interest
expenses were up $54 million or 9% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Non-interest
expenses were down $6 million or 1% from the prior quarter, primarily due to lower employee-related compensation, partially offset by higher performance-based compensation and higher spending on strategic initiatives.
Income taxes
Income taxes were up $26 million from the same quarter last year and were up $80 million from the prior quarter, primarily due to higher income.

CIBC FIRST QUARTER 2023	15

Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Revenue
International banking	$239	$220	$190
Other	(110)	(245)	(85)
Total revenue (2)	129	(25)	105
Provision for (reversal of) credit losses
Impaired	15	18	11
Performing	(12)	(7)	(20)
Total provision for (reversal of) credit losses	3	11	(9)
Non-interest expenses	1,477	500	284
Loss before income taxes	(1,351)	(536)	(170)
Income taxes (2)	88	(242)	(121)
Net income (loss)	$(1,439)	$(294)	$(49)
Net income (loss) attributable to:
Non-controlling interests	$9	$7	$5
Equity shareholders	(1,448)	(301)	(54)
Full-time equivalent employees	25,873	26,020	23,511
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $62 million for the quarter ended January 31, 2023 (October 31, 2022: $51 million; January 31, 2022: $59 million).

Financial overview
Net loss for the quarter was $1,439 million, compared with a net loss of $49 million in the same quarter last year, primarily due to higher non-interest
expenses and a provision for credit losses in the current quarter compared with a provision reversal in the same quarter last year, partially offset by higher revenue. The current quarter included an increase in legal provisions, shown as an item of note.
Net loss for the quarter was $1,439 million, compared with a net loss of $294 million in the prior quarter, primarily due to higher non-interest
expenses, partially offset by higher revenue and lower provision for credit losses. The current quarter included an increase in legal provisions, as noted above.
Revenue
Revenue was up $24 million or 23% from the same quarter last year.
International banking revenue was up $49 million, primarily due to higher net product spreads that benefitted from the impact of higher interest rates and foreign exchange translation.
Other revenue was down $25 million, primarily due to lower treasury revenue.
Revenue was up $154 million or 616% from the prior quarter.
International banking revenue was up $19 million, primarily due to higher net product spreads that benefitted from the impact of higher interest rates.
Other revenue was up $135 million, primarily due to higher treasury revenue.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was $3 million, compared with a provision reversal of $9 million in the same quarter last year, which reflected a more favourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in CIBC FirstCaribbean.
Provision for credit losses was down $8 million from the prior quarter. Provision reversal on performing loans was up largely due to an improvement in our economic outlook. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses were up $1,193 million or 420% from the same quarter last year, primarily due to an increase in legal provisions, shown as an item of note.
Non-interest expenses were up $977 million or 195% from the prior quarter, primarily due to an increase in legal provisions, shown as an item of note, partially offset by lower unallocated corporate costs and a charge related to the consolidation of our real estate portfolio in the prior quarter, shown as an item of note.
Income taxes
Income tax expense was $88 million, an increase in expense up $209 million from the same quarter last year and up $330 million from the prior quarter, primarily due to the income tax charge related to the 2022 Canadian Federal budget, shown as an item of note, partially offset by the impact of higher loss before income taxes.

16	CIBC FIRST QUARTER 2023

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2023 Jan. 31	2022 Oct. 31
Assets
Cash and deposits with banks	$51,469	$63,861
Securities	187,350	175,879
Securities borrowed and purchased under resale agreements	77,628	84,539
Loans and acceptances, net of allowance for credit losses	531,306	528,657
Derivative instruments	30,425	43,035
Other assets	43,813	47,626
	$921,991	$943,597
Liabilities and equity
Deposits	$694,724	$697,572
Obligations related to securities lent, sold short and under repurchase agreements	93,163	97,308
Derivative instruments	39,374	52,340
Other liabilities	37,505	39,703
Subordinated indebtedness	7,317	6,292
Equity	49,908	50,382
	$921,991	$943,597
Assets
As at January 31, 2023, total assets were down $21.6 billion or 2% from October 31, 2022, of which approximately $8 billion was due to the depreciation of the U.S. dollar.
Cash and deposits with banks decreased by $12.4 billion or 19%, primarily due to lower short-term placements in Treasury.
Securities increased by $11.5 billion or 7%, primarily due to increases in corporate equity, Canadian government debt, and mortgage-backed securities.
Securities borrowed and purchased under resale agreements decreased by $6.9 billion or 8%, primarily due to client-driven activities.
Loans and acceptances, net of allowance, increased by $2.6 billion or 1%, primarily due to increases in Canadian business and government loans and residential mortgages.
Derivative instruments decreased by $12.6 billion or 29%, largely driven by decreases in foreign exchange, other commodity, and interest rate derivatives valuation.
Other assets decreased by $3.8 billion or 8%, primarily due to decreases in collateral pledged for derivatives and broker receivables.
Liabilities
As at January 31, 2023, total liabilities were down $21.1 billion or 2% from October 31, 2022, of which approximately $8 billion was due to the depreciation of the U.S. dollar.
Deposits decreased by $2.8 billion, primarily due to decreased wholesale funding, partially offset by increases in business and government, and retail deposits. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements decreased by $4.1 billion or 4%, primarily due to client-driven activities.
Derivative instruments decreased by $13.0 billion or 25%, largely driven by decreases in foreign exchange, interest rate, and other commodity derivatives valuation.
Other liabilities decreased by $2.2 billion or 6%, primarily due to decreases in collateral pledged for derivatives and settlement of employee compensation and benefits accruals, partially offset by an increase in accrued interest payable.
Subordinated indebtedness increased by $1.0 billion or 16% due to the issuance of subordinated indebtedness during the current quarter. For further details see the “Capital management” section.
Equity
As at January 31, 2023, equity decreased by $0.5 billion or 1% from October 31, 2022, primarily due to the net decrease in retained earnings from dividends and distributions that exceeded net income for the quarter, as a result of the increase in legal provisions and the income tax charge related to the 2022 Canadian Federal budget, both shown as an item of note, and the impact of foreign currency translation, partially offset by the increase in accumulated other comprehensive income related to debt securities measured at fair value through other comprehensive income and the increase in common shares primarily related to our shareholder investment plan.

CIBC FIRST QUARTER 2023	17

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 35 to 46 of our 2022 Annual Report.
Regulatory capital requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB was 2.5% as of January 31, 2023, which was increased to 3.0% effective February 1, 2023 (see the “Continuous enhancement to regulatory capital requirements” section for additional details). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at January 31, 2023	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	2.5%	12.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	2.5%	14.0%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at January 31, 2023.
(2)	The DSB was increased to 3.0% effective February 1, 2023. See the “Continuous enhancement to regulatory capital requirements” section for additional details.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2022 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

18	CIBC FIRST QUARTER 2023

Continuous enhancement to regulatory capital requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, as well as to respond to changes in market conditions as a result of the
COVID-19
pandemic, with the overall objective of enhancing financial stability (see page 39 of our 2022 Annual Report). The discussion below provides a summary of Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2022 Annual Report.
Basel III reforms and revised Pillar 3 disclosure requirements
On January 31, 2022, OSFI released final capital, leverage, liquidity and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter
(OTC) derivatives and management of operational risk. The implementation date for these changes is the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which is the first quarter of 2024. The revisions to the LAR Guideline will be implemented as of April 1, 2023. Primary changes include:
•	Revisions to both the internal ratings-based (IRB) approach and standardized approach to credit risk;
•	Revised operational risk framework based on income and historical operational losses;
•	Revised market risk and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor factor over three years commencing in the second quarter of 2023;
•	Modification to the leverage ratio framework, including a buffer requirement for D-SIBs; and
•	Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.
OSFI also announced revisions to existing Pillar 3 disclosure to be implemented in the second quarter of 2023 and new Pillar 3 disclosure to be implemented in the fourth quarter of 2023 for
D-SIBs.
On November 11, 2021, the BCBS published “Revisions to market risk disclosure requirements”, which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI has not adopted the related changes and currently requires implementation of the 2019 market risk framework in the first quarter of 2024.
Domestic Stability Buffer
On December 8, 2022, OSFI announced an increase to the upper limit of the DSB’s range from 2.5% to 4.0% of total RWA in response to existing market conditions and elevated economic uncertainties. In addition, OSFI increased the DSB level previously set at 2.5% to 3.0% of total RWA, which is applicable to D-SIBs effective February 1, 2023. As a result, this increases OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 11.0%, 12.5% and 14.5% respectively, effective February 1, 2023.
We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.
Regulatory capital and ratios
Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2023 Jan. 31	2022 Oct. 31
CET1 capital (1)	$36,649	$37,005
Tier 1 capital (1)	41,592	41,946
Total capital (1)	49,045	48,263

RWA consist of:
Credit risk	272,560	273,076
Market risk	8,956	9,230
Operational risk	33,522	33,328
Total RWA	315,038	315,634

CET1 ratio	11.6%	11.7%
Tier 1 capital ratio	13.2%	13.3%
Total capital ratio	15.6%	15.3%
(1)
The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement no longer applied, beginning in the first quarter of 2023.

CET1 ratio
The CET1 ratio at January 31, 2023 decreased 0.1% from October 31, 2022, driven by the impact of a decrease in CET 1 capital, partially offset by a decrease in RWA.
The decrease in CET1 capital was primarily due to the net decrease in retained earnings from dividends and distributions that exceeded net income for the quarter, as a result of the increase in legal provisions and the income tax charge related to the 2022 Canadian Federal budget, both shown as items of note, and the impact of foreign currency translation, partially offset by the increase in common shares primarily related to our shareholder investment plan and the increase in AOCI related to debt securities measured at fair value through other comprehensive income.
The decrease in RWA was primarily due to the impact of foreign currency translation and capital model and methodology updates, partially offset by an increase in book size, negative credit migration, and market risk levels.
Tier 1 capital ratio
The Tier 1 capital ratio at January 31, 2023 decreased 0.1% from October 31, 2022, primarily due to the factors affecting the CET1 ratio noted above.

CIBC FIRST QUARTER 2023	19

Total capital ratio
The Total capital ratio at January 31, 2023 increased 0.3% from October 31, 2022, primarily due to a $1.0 billion issuance of Tier 2 capital instrument in the current quarter, partially offset by the factors affecting the Tier 1 capital ratio noted above. See the “Capital initiatives” section for further details.
Leverage ratio
The Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion. Effective February 1, 2023, D-SIBs will be expected to have leverage ratios that meet or exceed 3.5%, including a leverage ratio buffer introduced under the modified Leverage Ratio framework as part of Basel III reforms as noted above.

$ millions, as at	2023 Jan. 31	2022 Oct. 31
Tier 1 capital	$41,592	$41,946
Leverage ratio exposure (1)	967,199	961,791
Leverage ratio	4.3%	4.4%
(1)	The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic remains applicable until April 1, 2023.
The leverage ratio at January 31, 2023 decreased 0.1% from October 31, 2022, primarily due to the decrease in Tier 1 capital discussed above and the increase in leverage ratio exposure driven by an increase in on-balance
sheet exposures, partially offset by lower securities financing transaction exposures.
Total loss absorbing capacity requirements
OSFI also requires
D-SIBs
to maintain a supervisory target total loss absorbing capacity (TLAC) ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio).
TLAC is required to ensure that a
non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers. TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with residual maturity greater than 365 days.
OSFI expects
D-SIBs
to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%.

$ millions, as at	2023 Jan. 31	2022 Oct. 31
TLAC available	$91,961	$95,136
Total RWA	315,038	315,634
Leverage ratio exposure (1)	967,199	961,791
TLAC ratio	29.2%	30.1%
TLAC leverage ratio	9.5%	9.9%
(1)	The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic remains applicable until April 1, 2023.
The TLAC ratio at January 31, 2023 decreased 0.9% from October 31, 2022, driven by the decrease in TLAC, partially offset by the impact of a decrease in RWA. The decrease in TLAC was primarily due to a decrease in TLAC eligible liabilities.
The TLAC leverage ratio at January 31, 2023 decreased 0.4% from October 31, 2022, primarily due to the factors affecting the leverage ratio exposure as noted above, and a decrease in TLAC.
Share split
In February 2022, CIBC’s Board of Directors approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws.
On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.
Capital initiatives
The following were the main capital initiatives undertaken in 2023:
Normal course issuer bid
Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 740,514 common shares for consideration of $44 million for the current quarter ended January 31, 2023.

20	CIBC FIRST QUARTER 2023

Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 4,746,425 common shares for consideration of $272 million for the current quarter ended January 31, 2023.
Subordinated indebtedness
On January 20, 2023, we issued $1.0 billion principal amount of 5.33% Debentures due January 20, 2033 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 5.33% per annum (paid semi-annually) until January 20, 2028, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.37% per annum (paid quarterly) thereafter until maturity on January 20, 2033. The debenture qualifies as Tier 2 capital.
Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC)
Holders of the
Non-cumulative
Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) had the option to convert their shares into
Non-cumulative
Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares) on a one-for-one basis on January 31, 2023. As the conditions for conversion were not met, no Series 48 shares were issued, and all of the Series 47 shares remain outstanding. The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2023. See the “Convertible instruments” section below and Note 15 to our consolidated financial statements included in our 2022 Annual Report for further details.
Convertible instruments
The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at January 31, 2023	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC) (3)	16,000,000	$400	$2.50	160,000,000
Series 41 (NVCC) (3)	12,000,000	300	2.50	120,000,000
Series 43 (NVCC) (3)	12,000,000	300	2.50	120,000,000
Series 47 (NVCC) (3)	18,000,000	450	2.50	180,000,000
Series 49 (NVCC) (3)	13,000,000	325	2.50	130,000,000
Series 51 (NVCC) (3)	10,000,000	250	2.50	100,000,000
Series 56 (NVCC)	600,000	600	2.50	240,000,000
Limited recourse capital notes (2)(4)
4.375% Limited recourse capital notes Series 1 (NVCC) (3)	n/a	750	2.50	300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC) (3)	n/a	750	2.50	300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50	320,000,000
Subordinated indebtedness (2)(5)
3.45% Debentures due April 4, 2028 (NVCC) (3)	n/a	1,500	2.50	900,000,000
2.95% Debentures due June 19, 2029 (NVCC) (3)	n/a	1,500	2.50	900,000,000
2.01% Debentures due July 21, 2030 (NVCC) (3)	n/a	1,000	2.50	600,000,000
1.96% Debentures due April 21, 2031 (NVCC) (3)	n/a	1,000	2.50	600,000,000
4.20% Debentures due April 7, 2032 (NVCC) (3)	n/a	1,000	2.50	600,000,000
5.33% Debenture due January 20, 2033 (NVCC)	n/a	1,000	2.50	600,000,000
Total		$11,925		6,170,000,000
(1)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of Series 56) plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)
The minimum conversion price per common share for CIBC’s outstanding NVCC instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC limited recourse capital notes have been adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC instruments.

(4)
Upon the occurrence of a Trigger Event, the Series 53, 54 and 55 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(5)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 87% based on the number of CIBC common shares outstanding as at January 31, 2023. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at January 31, 2023, $56.9 billion (October 31, 2022: $55.1 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Total loss absorbing capacity requirements” section for further details.

CIBC FIRST QUARTER 2023	21

Global systemically important banks – public disclosure requirements
The following disclosure is required by OSFI pursuant to the Advisory: “Global systemically important banks – Public disclosure requirements”. The Basel Committee on Banking Supervision (BCBS) and the Financial Stability Board (FSB) identify global systemically important banks
(G-SIBs).
CIBC is a federally regulated bank but has not been identified as a
G-SIB.
However, federally regulated banks that have leverage ratio exposure measures greater than the equivalent of
€
200 billion at
year-end
are required to publicly disclose at a minimum 13 indicators (in Canadian equivalent values) annually used to identify
G-SIBs.
The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually, and in accordance with regulatory scope of consolidation. As a result, values may not be directly comparable against other measures disclosed in the consolidated financial statements.
The following table provides the 13 indicators used in the BCBS assessment methodology to identify
G-SIBs:

$ millions, as at or for the year ended October 31				2022	2021
Section			Indicators
A.	Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$291,289	$263,395
		2.	Cross-jurisdictional liabilities	294,533	248,781
B.	Size	3.	Total exposures as defined for use in the leverage ratio (1)	$1,023,383	$924,453
C.	Interconnectedness	4.	Intra-financial system assets	$70,922	$73,097
		5.	Intra-financial system liabilities	66,473	48,607
		6.	Securities outstanding	226,151	205,704
D.	Substitutability/financial institution infrastructure	7.	Payments activity	$20,716,002	$20,926,369
		8.	Assets under custody	1,908,016	2,124,555
		9.	Underwritten transactions in debt and equity markets	49,465	76,529
		10.	Trading volume
			Trading volume fixed income	1,563,117	1,398,690	(2)
			Trading volume equities and other securities	2,930,224	2,609,803
E.	Complexity	11.	Notional amount of over-the-counter derivatives	$6,487,648	$5,309,123
		12.	Trading and other securities	26,928	32,245
		13.	Level 3 assets	1,422	1,588
(1)
The calculation of this measure for the purposes of the
G-SIB
indicator disclosures excludes regulatory adjustments related to capital deductions, as well as the temporary OSFI exemption for exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets.

(2)	Restated from amounts previously presented.
Changes in
G-SIB
measures
Changes in measures compared with 2021 primarily reflect normal changes in business activity and movement in foreign exchange rates.
A. Cross-jurisdictional activity
The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the global impact of a bank’s distress or failure varies in line with its share of cross-jurisdictional assets and liabilities.
B. Size
Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.
C. Interconnectedness
Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness with other financial institutions.
D. Substitutability/financial institution infrastructure
The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.
E. Complexity
The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater the costs and time needed to resolve the bank.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. Further details of our off-balance
sheet arrangements are also provided on pages 45–46 of our 2022 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements included in our 2022 Annual Report.

22	CIBC FIRST QUARTER 2023

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 47 to 86 of our 2022 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include governance groups within the business to facilitate the Control Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to manage governance, risk and control activities on behalf of that Business Unit Management. A Governance Group is considered first line of defence, in conjunction with Business Unit Management. Control Groups are groups with enterprise-wide accountability for specific risk type and are also considered first line of defence. They provide subject matter expertise to Management and/or implement/maintain enterprise-wide control programs and activities for their domain area (for example Information Security). While Control Groups collaborate with Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 55 to 58 of our 2022 Annual Report for details regarding the following top and emerging risks:
•	Pandemic risk
•	Climate risk
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Third-party risk
•	Anti-money laundering
•	U.S. banking regulation
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2022 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

CIBC FIRST QUARTER 2023	23

Inflation, interest rates and economic growth
High inflation exacerbated by global supply chain issues, including from the war in Ukraine, continued to drive tightening in monetary policies globally in the first quarter of 2023, and slower GDP growth forecasts are increasing the risk of recession. We are closely monitoring the macroeconomic environment and assessing its potential adverse impact on our clients, counterparties and businesses. Further details on the macroeconomic environment are provided in the “Financial performance overview – Economic outlook” section.
Canadian consumer debt and the housing market
OSFI’s Guideline B-20 was introduced in 2012, with a subsequent update effective January 2018, to provide its expectations for strong residential mortgage underwriting for federally regulated lenders. The revised guideline had its intended effect as debt-to-income ratios flattened in 2018–2019. Following the initial impact of COVID-19, the housing market rebounded strongly in 2021–2022, with rapid price growth, increasing the risk that new borrowers may be unable to repay loan obligations due to higher mortgage indebtedness levels. In recent months, the rising interest rates caused some correction to housing prices, decreasing the principal portion to debt serviceability of new mortgages, but this was offset by increases to the interest portion from the higher interest rates, keeping serviceability of new mortgages elevated. Given the rapid increase in housing price levels and re-ignited concerns around household indebtedness in 2021–2022, OSFI took proactive actions in assessing lenders’ practices under the existing market conditions. In June 2021, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25% and, in June 2022, OSFI released a new advisory and clarifications on the treatment of innovative real estate secured lending products under Guideline B-20. Most recently, in January 2023, OSFI launched a public consultation of B-20 to propose complementary debt serviceability measures to control high consumer indebtedness (i.e., loan-to-income and debt-to-income restrictions). CIBC continues to monitor the impact of macroeconomic factors to our clients through stress tests and scenario/sensitivity analyses to assess the potential impact on borrowers’ ability to repay loan obligations and track portfolio performance. See the “Real estate secured personal lending” section for the guidance issued by OSFI in June 2022 on the Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading
market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	The war in Ukraine;
•	Ongoing U.S., Canada and China relations and trade issues;
•	U.S. federal debt ceiling disagreement, potentially giving rise to the risk of the U.S. defaulting on its debt;
•	Global uncertainty and market repercussions pertaining to the COVID-19 pandemic as discussed below;
•	Rising civil unrest and activism globally;
•	Relations between the U.S. and Iran;
•	Tensions in the Middle East; and
•	Concerns following the agreed-upon Brexit deal.
While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Commodity prices
Commodity markets continued to exhibit elevated volatility with both oil and gas prices trading in a wide range over recent months, as several factors continue to impact supply and demand fundamentals. Natural gas prices have declined from recent highs, largely on the back of unseasonably warm winter temperatures and increased supplies, which have reduced the risk of inventory levels reaching dangerously low levels this winter. While a European energy crisis has been averted for now, the ongoing Russian conflict in Ukraine and geopolitical backdrop continue to impact energy supplies and sources. Near-term demand is anticipated to be impacted by the re-opening of the Chinese economy following prolonged COVID-related lockdowns, while the macroeconomic environment weighs on overall global demand expectations. We also continue to monitor longer-term developments as geopolitical tensions and desire for energy independence face off against decarbonization ambitions in shaping energy policies and trade flows.
Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by alternative benchmark rates (alternative rates) that are largely based on traded markets. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates beyond 2021. Consistent with this announcement, as of December 31, 2021, a formal cessation of GBP, EUR, JPY and CHF LIBORs occurred, with fallback to the alternative rates triggered. In addition, trading of USD LIBOR has been curtailed in advance of its forthcoming cessation in June 2023 as the industry continues its transition away from LIBOR as a reference rate underpinning loans, derivatives and cash products globally. We continue to monitor industry developments in this space and have also implemented controls to ensure new USD LIBOR trades are for permitted purposes only during this transition. Furthermore, in December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication after June 2024 with CORRA suggested as the replacement benchmark rate. On May 16, 2022, the CDOR administrator announced the cessation of CDOR consistent with the recommendations outlined by CARR. Additionally, on January 11, 2023, the CARR approved the creation of a Term CORRA rate. See the “Other regulatory developments” section for further details.
Tax reform
As many governments took on additional debt to support the economy during the pandemic and look to ensure a strong post-pandemic recovery, there are tax reform proposals that could increase taxes affecting CIBC.
The 2022 Canadian Federal budget legislation was enacted in December 2022. The legislation includes the introduction of a one-time 15% CRD tax on banks and life insurer groups, based on the average of 2020 and 2021 taxable income in excess of $1.0 billion. The CRD tax is payable over a five-year
period in equal increments. The legislation also includes a prospective 1.5% increase in the tax rate applied to taxable income in excess of $100 million earned by banks and life insurers effective for April 7, 2022 and onwards. In the first quarter of 2023, we recognized income tax expense of

24	CIBC FIRST QUARTER 2023

$510 million based on the present value of the estimated amount of the CRD tax of $555 million. The discount of $45 million will accrete over the remaining four-year payment period. In addition, we recognized income tax expense of $35 million for the effect of the 1.5% tax rate increase on the 2022 taxation year.
Canada is one of 137 members of The Organisation for Economic Co-Operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting that joined a Two-Pillar plan for international tax reform agreed to in October 2021. The Two-Pillar framework’s stated purpose is to ensure that large Multinational Enterprises (MNEs) pay tax where they operate and earn profit. Pillar One focuses on the taxation of digital services and Pillar Two establishes rules for the application of the 15% global minimum tax. Pillar One is to be implemented by a multilateral convention to come into effect in 2023, which will require all parties to remove their Digital Services Taxes. If Pillar One implementation is delayed, the Canadian government plans to enact draft Digital Services Tax legislation, which will come into effect no earlier than January 1, 2024. The Canadian government held public consultation on the implementation of Pillar Two model rules, but no legislation has yet been proposed.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See Note 31 to the consolidated financial statements included in our 2022 Annual Report for information on accounting developments.
Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at January 31, 2023:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $10 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $14,184 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $232 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC FIRST QUARTER 2023	25

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International
b
anking, which is included in Corporate and Other. Other
sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk

$ millions, as at	2023 Jan. 31	2022 Oct. 31
Business and government portfolios – advanced internal ratings-based approach (AIRB)
Drawn (1)	$308,791	$314,712
Undrawn commitments	73,246	74,327
Repo-style transactions	244,503	256,063
Other off-balance sheet	86,038	91,350
OTC derivatives	17,502	21,856
Gross exposure at default (EAD) on business and government portfolios	730,080	758,308
Less: Collateral held for repo-style transactions	226,778	237,484
Net EAD on business and government portfolios	503,302	520,824
Retail portfolios – AIRB approach
Drawn	315,840	317,071
Undrawn commitments	101,808	99,817
Other off-balance sheet	373	420
Gross EAD on retail portfolios	418,021	417,308
Standardized portfolios (1)(2)	108,885	101,249
Securitization exposures – AIRB approach	17,259	15,333
Gross EAD	$1,274,245	$1,292,198
Net EAD	$1,047,467	$1,054,714
(1)	The first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.
(2)
Includes $84.5
 billion relating to business and government portfolios (October 31, 2022: $
87.3 billion), $10.3 billion (October 31, 2022: $10.7 billion) relating to retail portfolios, and $14.1 billion (October 31, 2022: $3.3 billion) relating to securitization exposures. Our business and government portfolios
under the standardized approach consist of $57.5

billion (October 31, 2022: $57.0 billion) to corporates, $26.0 billion (October 31, 2022: $28.7 billion) to sovereigns, and $1.0 billion (October 31, 2022: $1.6 billion) to banks.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

26	CIBC FIRST QUARTER 2023

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is lower risk compared to other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).
The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at January 31, 2023	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$21.2	15%	$124.9	85%	$10.7	100%	$21.2	14%	$135.6	86%
British Columbia and territories (4)	7.1	14	44.9	86	3.9	100	7.1	13	48.8	87
Alberta	11.8	44	15.0	56	2.0	100	11.8	41	17.0	59
Quebec	5.1	24	16.3	76	1.2	100	5.1	23	17.5	77
Central prairie provinces	3.1	42	4.3	58	0.6	100	3.1	39	4.9	61
Atlantic provinces	3.1	34	5.9	66	0.7	100	3.1	32	6.6	68
Canadian portfolio (5)(6)	51.4	20	211.3	80	19.1	100	51.4	18	230.4	82
U.S. portfolio (5)	–	–	2.4	100	–	–	–	–	2.4	100
Other international portfolio (5)	–	–	2.7	100	–	–	–	–	2.7	100
Total portfolio	$51.4	19%	$216.4	81%	$19.1	100%	$51.4	18%	$235.5	82%
October 31, 2022	$52.6	20%	$214.2	80%	$19.4	100%	$52.6	18%	$233.6	82%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at January 31, 2023 and October 31, 2022.
(3)
Includes $9.6 billion (October 31, 2022: $9.9 billion) of insured residential mortgages, $77.7 billion (October 31, 2022: $77.0 billion) of uninsured residential mortgages, and $6.2 billion (October 31, 2022: $6.3 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $3.1 billion (October 31, 2022: $3.2 billion) of insured residential mortgages, $30.7 billion (October 31, 2022: $30.6 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2022: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
61% (October 31, 2022: 61%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average
loan-to-value
(LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended January 31, 2023, are provided in the following table:

	2023 Jan. 31		2022 Oct. 31		2022 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	65%	65%	65%	64%	66%	66%
British Columbia and territories (3)	62	62	61	62	63	65
Alberta	72	71	72	71	72	72
Quebec	68	70	69	70	69	72
Central prairie provinces	71	72	72	72	71	73
Atlantic provinces	69	69	69	69	71	72
Canadian portfolio (4)	66%	65%	65%	65%	66%	67%
U.S. portfolio (4)	63%	55%	62%	64%	65%	54%
Other international portfolio (4)	71%	n/m	72%	n/m	73%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 65% (October 31, 2022: 65%; January 31, 2022: 65%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 61% (October 31, 2022: 61%; January 31, 2022: 63%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2023 (1)(2)	53%	52%
October 31, 2022 (1)(2)	50%	48%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2023 and October 31, 2022 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2022 and September 30, 2022, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 51% (October 31, 2022: 48%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 46% (October 31, 2022: 44%).

CIBC FIRST QUARTER 2023	27

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
January 31, 2023	–%	1%	1%	10%	53%	35%	–%	–%
October 31, 2022	–%	1%	1%	10%	54%	34%	–%	–%
U.S. portfolio
January 31, 2023	–%	1%	–%	1%	10%	88%	–%	–%
October 31, 2022	–%	1%	–%	2%	9%	88%	–%	–%
Other international portfolio
January 31, 2023	7%	12%	21%	23%	20%	16%	1%	–%
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
January 31, 2023	1%	3%	5%	13%	31%	17%	3%	27%
October 31, 2022	1%	3%	5%	13%	31%	17%	4%	26%
U.S. portfolio
January 31, 2023	1%	2%	7%	8%	10%	72%	–%	–%
October 31, 2022	1%	2%	6%	9%	10%	72%	–%	–%
Other international portfolio
January 31, 2023	7%	12%	21%	23%	20%	16%	1%	–%
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
(1)
Includes variable rate mortgages of $72.0 billion (October 31, 2022: $68.0 billion), of which $52.0 billion (October 31, 2022: $39.0 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at January 31, 2023 and October 31, 2022, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The increase in the duration of the amortization profile is driven by the prime rate increases that commenced earlier in 2022, impacting clients with a variable rate mortgage. The increase in interest rates had no impact on the remaining amortization period for fixed rate mortgages which in the current interest rate environment are assumed to be renewed at the same or a shorter amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2023, our Canadian condominium mortgages were $39.1 billion (October 31, 2022: $38.7 billion) of which 20% (October 31, 2022: 20%) were insured. Our drawn developer loans were $1.7 billion (October 31, 2022: $1.7 billion) or 0.8% (October 31, 2022: 0.8%) of our business and government portfolio, and our related undrawn exposure was $5.4 billion (October 31, 2022: $5.9 billion). The condominium developer exposure is diversified across 105 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.
On December 17, 2021, OSFI and the Department of Finance confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.
OSFI Clarification on the Treatment of Innovative Real Estate Secured Lending Products (RESL) under Guideline
B-20
On June 28, 2022, OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under
Guideline B-20),
which complements existing expectations under Guideline
B-20.
The Advisory articulates OSFI’s expectations regarding underwriting practices and procedures for reverse residential mortgages, residential mortgages with shared equity features and Combined Loan Plans (CLPs), which are applicable to all federally regulated financial institutions (FRFIs) that are engaged in residential mortgage underwriting and/or the acquisition of residential mortgage loan assets in Canada. The changes will affect CIBC’s Home Power Plan (HPP) product, which is considered a CLP, with LTVs above 65% when combined with related mortgage products. OSFI expects that the portion of an HPP balance above the 65% LTV limit must be amortizing and non-readvanceable. For previously originated HPPs, principal payments on both the mortgage and HPP are required to be matched by a reduction in the aggregate authorized limit until it reduces to a 65% LTV. OSFI expects this change to take place for existing borrowers upon the first renewal date of their HPP mortgage after October 2023. We expect to discontinue the origination of HPPs that do not meet these requirements by October 2023.

28	CIBC FIRST QUARTER 2023

Trading credit exposure
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 12 to the consolidated financial statements included in our 2022 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The following table shows the rating profile of OTC derivative mark-to-market
(MTM) receivables:

$ billions, as at	2023 Jan. 31		2022 Oct. 31
	Exposure (1)
Investment grade	$5.90	83.4%	$11.18	79.1%
Non-investment grade	1.15	16.3	2.87	20.3
Watch list	0.02	0.3	0.09	0.6
Default	–	–	–	–
Unrated	–	–	–	–
	$7.07	100.0%	$14.14	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the three months ended	2023 Jan. 31			2022 Oct. 31			2022 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$920	$823	$1,743	$913	$788	$1,701	$1,033	$800	$1,833
Classified as impaired during the period	232	489	721	91	394	485	109	333	442
Transferred to performing during the period	(47)	(91)	(138)	(30)	(80)	(110)	(20)	(75)	(95)
Net repayments (1)	(41)	(92)	(133)	(9)	(106)	(115)	(42)	(104)	(146)
Amounts written off	(11)	(222)	(233)	(75)	(191)	(266)	(10)	(147)	(157)
Foreign exchange and other	(11)	(7)	(18)	30	18	48	16	7	23
Balance at end of period	$1,042	$900	$1,942	$920	$823	$1,743	$1,086	$814	$1,900
Allowance for credit losses – impaired loans	$410	$327	$737	$351	$313	$664	$520	$276	$796
Net impaired loans (2)
Balance at beginning of period	$569	$510	$1,079	$557	$501	$1,058	$525	$536	$1,061
Net change in gross impaired	122	77	199	7	35	42	53	14	67
Net change in allowance	(59)	(14)	(73)	5	(26)	(21)	(12)	(12)	(24)
Balance at end of period	$632	$573	$1,205	$569	$510	$1,079	$566	$538	$1,104
Net impaired loans as a percentage of net loans and acceptances			0.23%			0.20%			0.23%
(1)	Includes disposals of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at January 31, 2023, gross impaired loans were $1,942 million, up $42 million from the same quarter last year, primarily due to increases in the personal lending portfolio, and the education, health and social services sector, as well as the impact of U.S. dollar appreciation on our existing portfolio, partially offset by decreases in the utilities and the capital goods manufacturing sectors.
Gross impaired loans were up $199 million from the prior quarter, primarily due to increases in the real estate and construction sector, the Canadian residential mortgages portfolio, and the consumer goods manufacturing sector, as well as in CIBC FirstCaribbean, partially offset by a decrease in the utilities sector.
55% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, and the education, health and social services sectors accounted for the majority.
23% of gross impaired loans related to the U.S., of which the real estate and construction, the business services and the capital goods manufacturing sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the business services, and the real estate and construction sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $737 million, down $59 million from the same quarter last year, primarily due to decreases in the utilities, and the real estate and construction sectors, partially offset by an increase in the Canadian personal lending portfolio.
Allowance for credit losses on impaired loans was up $73 million from the prior quarter, primarily due to increases in the real estate and construction, and the hardware and software sectors, as well as an increase in CIBC FirstCaribbean and the Canadian personal lending portfolio.

CIBC FIRST QUARTER 2023	29

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2023 Jan. 31	2022 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$849	$–	$849	$874
Personal	232	–	232	247
Credit card (1)	201	119	320	331
Business and government	174	–	174	256
	$1,456	$119	$1,575	$1,708
(1)
For the acquired Canadian Costco credit card portfolio, the credit cards were transferred in the aging category that applied at the time of acquisition and have continued to age to the extent a payment has not been made.

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at January 31, 2023	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$8,196	$1,151	$4,256	$13,603	$6,184	$886	$7,070	$1,094	$–	$386	$1,480	$22,153
Europe excluding U.K. (2)	5,469	1,406	7,557	14,432	6,041	1,314	7,355	376	50	629	1,055	22,842
Caribbean	5,046	2,278	3,683	11,007	1,716	1,221	2,937	32	–	13	45	13,989
Latin America (3)	348	192	161	701	295	–	295	3	83	–	86	1,082
Asia	683	4,767	3,341	8,791	124	330	454	–	378	790	1,168	10,413
Oceania (4)	8,143	1,628	1,469	11,240	4,048	216	4,264	114	–	30	144	15,648
Other	467	–	252	719	538	715	1,253	–	–	–	–	1,972
Total (5)	$28,352	$11,422	$20,719	$60,493	$18,946	$4,682	$23,628	$1,619	$511	$1,848	$3,978	$88,099
October 31, 2022	$26,724	$11,093	$16,440	$54,257	$18,017	$4,591	$22,608	$1,023	$365	$1,936	$3,324	$80,189
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $4.1 billion (October 31, 2022: $6.5 billion), collateral on repo-style transactions was $64.4 billion (October 31, 2022: $62.4 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $3,995 million (October 31, 2022: $4,355 million) to supranationals (a multinational organization or a political union comprising member nation-states).

30	CIBC FIRST QUARTER 2023

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
book consists of positions in various currencies that are related to asset/liability management and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2023 Jan. 31					2022 Oct. 31
		Subject to market risk (1)					Subject to market risk (1)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$22,876	$–		$3,236	$19,640	$31,535	$–		$3,009	$28,526	Foreign exchange
Interest-bearing deposits with banks	28,593	5		28,588	–	32,326	9		32,317	–	Interest rate
Securities	187,350	52,034		135,316	–	175,879	50,295		125,584	–	Interest rate, equity
Cash collateral on securities borrowed	12,446	–		12,446	–	15,326	–		15,326	–	Interest rate
Securities purchased under resale agreements	65,182	–		65,182	–	69,213	–		69,213	–	Interest rate
Loans
Residential mortgages	270,909	–		270,909	–	269,706	–		269,706	–	Interest rate
Personal	44,877	–		44,877	–	45,429	–		45,429	–	Interest rate
Credit card	16,171	–		16,171	–	16,479	–		16,479	–	Interest rate
Business and government	190,512	339		190,173	–	188,542	209		188,333	–	Interest rate
Allowance for credit losses	(3,159)	–		(3,159)	–	(3,073)	–		(3,073)	–	Interest rate
Derivative instruments	30,425	28,121		2,304	–	43,035	40,048		2,987	–	Interest rate, foreign exchange
Customers’ liability under acceptances	11,996	–		11,996	–	11,574	–		11,574	–	Interest rate
Other assets	43,813	2,530		29,143	12,140	47,626	2,025		34,294	11,307	Interest rate, equity, foreign exchange
	$921,991	$83,029		$807,182	$31,780	$943,597	$92,586		$811,178	$39,833
Deposits	$694,724	$689	(2)	$626,724	$67,311	$697,572	$714	(2)	$626,562	$70,296	Interest rate
Obligations related to securities sold short	17,639	15,805		1,834	–	15,284	14,216		1,068	–	Interest rate
Cash collateral on securities lent	4,096	–		4,096	–	4,853	–		4,853	–	Interest rate
Obligations related to securities sold under repurchase agreements	71,428	–		71,428	–	77,171	–		77,171	–	Interest rate
Derivative instruments	39,374	36,355		3,019	–	52,340	46,393		5,947	–	Interest rate, foreign exchange
Acceptances	12,000	–		12,000	–	11,586	–		11,586	–	Interest rate
Other liabilities	25,505	3,132		11,806	10,567	28,117	2,836		14,347	10,934	Interest rate
Subordinated indebtedness	7,317	–		7,317	–	6,292	–		6,292	–	Interest rate
	$872,083	$55,981		$738,224	$77,878	$893,215	$64,159		$747,826	$81,230
(1)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2)	Comprises FVO deposits which are considered trading for market risk purposes.

CIBC FIRST QUARTER 2023	31

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our
Value-at-Risk
(VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
The following table shows VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

$ millions, as at or for the three months ended				2023 Jan. 31		2022 Oct. 31		2022 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$9.6	$4.9	$7.1	$7.1	$6.0	$5.9	$13.1	$9.6
Credit spread risk	1.8	1.0	1.6	1.4	1.1	1.2	5.4	8.1
Equity risk	8.5	3.7	5.4	5.7	4.1	4.9	3.9	4.8
Foreign exchange risk	3.4	0.6	0.8	1.1	1.2	1.4	2.2	2.1
Commodity risk	4.0	1.2	3.4	2.5	1.4	1.3	4.5	3.1
Debt specific risk	2.4	1.3	2.1	1.7	1.9	1.8	2.7	2.5
Diversification effect (1)	n/m	n/m	(12.2)	(10.7)	(8.1)	(9.1)	(23.1)	(21.2)
Total VaR (one-day measure)	$12.0	$6.6	$8.2	$8.8	$7.6	$7.4	$8.7	$9.0
Stressed total VaR (one-day measure)	$57.7	$22.2	$47.6	$43.4	$31.2	$32.7	$30.6	$33.2
IRC (one-year measure)	$150.0	$109.8	$130.3	$133.0	$114.0	$107.4	$142.8	$142.7
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended January 31, 2023 was up $1.4 million from the prior quarter, driven primarily by an increase in interest rate, commodity and equity risks, offset by an increase in diversification benefit.
Average stressed total VaR for the three months ended January 31, 2023 was up $10.7 million from the prior quarter, the increase was primarily due to changes in exposure to interest rate risk. For all quarters shown, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.
Average IRC for the three months ended January 31, 2023 was up $25.6 million from the prior quarter, due to an increase in bond inventory.
Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.
During the quarter, trading revenue (TEB) was positive for 100% of the days. Average daily trading revenue (TEB) was $10.5 million during the quarter. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the period.
Trading revenue (TEB)
(1)
versus VaR
(2)
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded.

32	CIBC FIRST QUARTER 2023

Non-trading
activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on-
and
off-balance
sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected
12-month
net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging. Due to the increase in interest rates in Canada and the U.S., and the market expectation that a higher interest rate environment will persist, an immediate downward shock of 100 basis points was applied commencing in the second quarter of 2022, while maintaining a floor on market and client interest rates at zero at the end of each of the periods presented. We have continued to provide the impact of a 25 basis point decrease and have not revised the first quarter of 2022 amounts as we believe the impact of a 25 basis points decrease was appropriate due to the low interest rate environment in both Canada and the U.S. for that period.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2023 Jan. 31			2022 Oct. 31			2022 Jan. 31
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$255	$37	$292	$278	$(7)	$271	$380	$74	$454
Increase (decrease) in EVE	(523)	(335)	(858)	(679)	(336)	(1,015)	(651)	(216)	(867)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(66)	(7)	(73)	(71)	2	(69)	(124)	(33)	(157)
Increase (decrease) in EVE	117	86	203	151	86	237	142	57	199
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(297)	(25)	(322)	(301)	4	(297)	n/a	n/a	n/a
Increase (decrease) in EVE	465	351	816	604	350	954	n/a	n/a	n/a
(1)	Includes CAD and other currency exposures.
n/a	Not applicable.

CIBC FIRST QUARTER 2023	33

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and consider CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual
review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2023	Cash and deposits with banks	$51,469	$–	$51,469	$282	$51,187
Jan. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	140,803	81,626	222,429	114,922	107,507
	Other debt securities	6,628	7,865	14,493	2,818	11,675
	Equities	34,294	24,612	58,906	31,246	27,660
	Canadian government guaranteed National Housing Act mortgage-backed securities	32,081	2,787	34,868	16,668	18,200
	Other liquid assets (2)	16,381	3,611	19,992	12,980	7,012
		$281,656	$120,501	$402,157	$178,916	$223,241
2022	Cash and deposits with banks	$63,861	$–	$63,861	$286	$63,575
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	133,923	85,602	219,525	122,283	97,242
	Other debt securities	6,764	8,957	15,721	2,262	13,459
	Equities	30,825	29,521	60,346	30,408	29,938
	Canadian government guaranteed National Housing Act mortgage-backed securities	33,148	3,321	36,469	16,711	19,758
	Other liquid assets (2)	19,159	2,326	21,485	16,040	5,445
		$287,680	$129,727	$417,407	$187,990	$229,417
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2023 Jan. 31	2022 Oct. 31
CIBC (parent)	$163,273	$166,968
Domestic subsidiaries	11,891	11,535
Foreign subsidiaries	48,077	50,914
	$223,241	$229,417
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets decreased by $6.2 billion since October 31, 2022, primarily due to a reduction in cash balances, partially offset by an increase in unencumbered liquid securities holdings. This decrease was driven by a reduction in the issuance of wholesale funding in the quarter due to organic growth in client deposits.
We maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

34	CIBC FIRST QUARTER 2023

Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2023	Cash and deposits with banks	$–	$282		$51,187	$–		$51,469
Jan. 31	Securities (3)	152,089	4,380		150,734	–		307,203
	Loans, net of allowance (4)	–	45,369		27,280	446,661		519,310
	Other assets	9,877	–		3,154	73,203		86,234
		$161,966	$50,031		$232,355	$519,864		$964,216
2022	Cash and deposits with banks	$–	$286		$63,575	$–		$63,861
Oct. 31	Securities (3)	157,357	5,263		141,964	–		304,584
	Loans, net of allowance (4)	–	46,720		29,645	440,718	(5)	517,083
	Other assets	13,637	–		2,304	86,294		102,235
		$170,994	$52,269		$237,488	$527,012		$987,763
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5)	Revised from the amount previously presented.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

CIBC FIRST QUARTER 2023	35

The LCR is calculated and disclosed using a standard OSFI-prescribed template.
$ millions, average of the three months ended January 31, 2023		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$184,020
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$226,549		17,047
3	Stable deposits	98,590		2,958
4	Less stable deposits	127,959		14,089
5	Unsecured wholesale funding, of which:	239,899		108,063
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	123,293		29,923
7	Non-operational deposits (all counterparties)	88,882		50,416
8	Unsecured debt	27,724		27,724
9	Secured wholesale funding	n/a		13,889
10	Additional requirements, of which:	152,528		34,293
11	Outflows related to derivative exposures and other collateral requirements	19,114		7,062
12	Outflows related to loss of funding on debt products	6,424		6,424
13	Credit and liquidity facilities	126,990		20,807
14	Other contractual funding obligations	5,005		5,005
15	Other contingent funding obligations	390,210		7,689
16	Total cash outflows	n/a		185,986
Cash inflows
17	Secured lending (e.g. reverse repos)	102,943		24,467
18	Inflows from fully performing exposures	22,390		11,135
19	Other cash inflows	12,820		12,820
20	Total cash inflows	$138,153		$48,422
				Total adjusted value
21	Total HQLA	n/a		$184,020
22	Total net cash outflows	n/a		$137,564
23	LCR	n/a		134%
$ millions, average of the three months ended October 31, 2022				Total adjusted value
24	Total HQLA	n/a		$181,522
25	Total net cash outflows	n/a		$140,649
26	LCR	n/a		129%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at January 31, 2023 increased to 134% from 129% in the prior quarter, due to an increase in HQLA and a decrease in net cash outflows. The increase compared to the prior quarter reflects growth in client deposits, partially offset by reduction in term issuance.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

36	CIBC FIRST QUARTER 2023

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at January 31, 2023		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$50,770	$–	$–	$6,742	$57,512
2	Regulatory capital	50,770	–	–	6,742	57,512
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	188,567	49,572	17,699	16,493	251,631
5	Stable deposits	89,298	17,308	8,722	8,996	118,558
6	Less stable deposits	99,269	32,264	8,977	7,497	133,073
7	Wholesale funding	166,108	194,597	37,220	83,869	211,913
8	Operational deposits	118,753	3,871	–	–	61,312
9	Other wholesale funding	47,355	190,726	37,220	83,869	150,601
10	Liabilities with matching interdependent assets	–	1,015	2,306	12,283	–
11	Other liabilities	–	96,100 (1)			8,099
12	NSFR derivative liabilities		9,374 (1)
13	All other liabilities and equity not included in the above categories	–	50,318	136	36,272	8,099
14	Total ASF					529,155
RSF item
15	Total NSFR HQLA					11,777
16	Deposits held at other financial institutions for operational purposes	–	3,337	–	1,141	2,809
17	Performing loans and securities	68,790	113,277	48,646	356,490	386,436
18	Performing loans to financial institutions secured by Level 1 HQLA	–	26,329	1,467	25	2,092
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	548	31,670	6,266	20,877	28,221
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	34,745	39,770	24,384	116,474	161,117
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,151	12,686	16,262	211,427	173,885
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,151	12,612	16,184	206,425	169,557
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	15,346	2,822	267	7,687	21,121
25	Assets with matching interdependent liabilities	–	1,015	2,306	12,283	–
26	Other assets	13,339	85,387 (1)			44,566
27	Physical traded commodities, including gold	3,154				2,681
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		10,793 (1)			9,174
29	NSFR derivative assets		7,361 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		21,330 (1)			1,067
31	All other assets not included in the above categories	10,185	38,807	185	6,911	31,644
32	Off-balance sheet items		386,412 (1)			13,296
33	Total RSF					$458,884
34	NSFR					115%
$ millions, as at October 31, 2022						Weighted value
35	Total ASF					$534,258
36	Total RSF					$454,113
37	NSFR					118%
(1)	No assigned time period per disclosure template design.
Our NSFR as at January 31, 2023 decreased to 115% from 118% in the prior quarter, mainly due to a reduction in wholesale funding and an increase in loan balances, partially offset by increased client deposits.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

CIBC FIRST QUARTER 2023	37

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at January 31, 2023	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$4,452	$2,134	$2,763	$1,620	$10,969	$–	$–	$10,969
Certificates of deposit and commercial paper	12,866	10,921	19,528	11,267	54,582	–	–	54,582
Bearer deposit notes and bankers’ acceptances	116	274	424	240	1,054	–	–	1,054
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	292	4,280	11,813	8,782	25,167	10,328	28,973	64,468
Senior unsecured structured notes	–	–	–	226	226	–	67	293
Covered bonds/asset-backed securities
Mortgage securitization	–	403	608	2,272	3,283	2,222	9,803	15,308
Covered bonds	–	751	–	2,239	2,990	–	22,939	25,929
Cards securitization	–	–	–	–	–	1,930	1,676	3,606
Subordinated liabilities	–	–	–	–	–	35	7,282	7,317
Other	–	–	–	–	–	–	8	8
	$17,726	$18,763	$35,136	$26,646	$98,271	$14,515	$70,748	$183,534
Of which:
Secured	$–	$1,154	$608	$4,511	$6,273	$4,152	$34,418	$44,843
Unsecured	17,726	17,609	34,528	22,135	91,998	10,363	36,330	138,691
	$17,726	$18,763	$35,136	$26,646	$98,271	$14,515	$70,748	$183,534
October 31, 2022	$12,656	$22,453	$29,368	$44,504	$108,981	$17,005	$70,702	$196,688
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2023 Jan. 31		2022 Oct. 31
CAD	$49.6	27%	$51.2	26%
USD	92.8	51	103.0	52
Other	41.1	22	42.5	22
	$183.5	100%	$196.7	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
Our credit ratings are summarized in the following table:

As at January 31, 2023	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

38	CIBC FIRST QUARTER 2023

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2023 Jan. 31	2022 Oct. 31
One-notch downgrade	$ –	$–
Two-notch downgrade	–	0.1
Three-notch downgrade	0.1	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance
sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at January 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$22,876	$–	$–	$–	$–	$–	$–	$–	$–	$22,876
Interest-bearing deposits with banks	28,593	–	–	–	–	–	–	–	–	28,593
Securities	5,199	7,038	5,495	4,999	2,998	16,327	65,413	43,363	36,518	187,350
Cash collateral on securities borrowed	12,446	–	–	–	–	–	–	–	–	12,446
Securities purchased under resale agreements	36,939	10,458	12,802	1,816	1,569	1,258	340	–	–	65,182
Loans
Residential mortgages	2,063	4,091	9,616	7,526	13,971	51,891	173,939	7,812	–	270,909
Personal	1,197	641	730	721	858	721	3,823	5,527	30,659	44,877
Credit card	340	679	1,019	1,019	1,019	4,075	8,020	–	–	16,171
Business and government	10,506	7,976	12,226	11,357	10,689	34,339	73,064	19,125	11,230	190,512
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,159)	(3,159)
Derivative instruments	2,581	3,708	2,510	2,132	3,317	4,077	6,217	5,883	–	30,425
Customers’ liability under acceptances	10,700	1,229	64	3	–	–	–	–	–	11,996
Other assets	–	–	–	–	–	–	–	–	43,813	43,813
	$133,440	$35,820	$44,462	$29,573	$34,421	$112,688	$330,816	$81,710	$119,061	$921,991
October 31, 2022	$162,138	$38,036	$33,508	$30,461	$37,755	$106,155	$339,631	$77,111	$118,802	$943,597
Liabilities
Deposits (2)	$28,212	$31,204	$62,747	$47,822	$45,675	$31,717	$71,424	$16,634	$359,289	$694,724
Obligations related to securities sold short	17,639	–	–	–	–	–	–	–	–	17,639
Cash collateral on securities lent	4,096	–	–	–	–	–	–	–	–	4,096
Obligations related to securities sold under repurchase agreements	68,377	2,169	272	110	–	–	500	–	–	71,428
Derivative instruments	1,835	4,508	2,939	2,692	2,858	5,118	8,566	10,858	–	39,374
Acceptances	10,704	1,229	64	3	–	–	–	–	–	12,000
Other liabilities	26	44	60	76	73	301	582	947	23,396	25,505
Subordinated indebtedness	–	–	–	–	–	35	–	7,282	–	7,317
Equity	–	–	–	–	–	–	–	–	49,908	49,908
	$130,889	$39,154	$66,082	$50,703	$48,606	$37,171	$81,072	$35,721	$432,593	$921,991
October 31, 2022	$123,388	$44,632	$48,750	$62,962	$57,224	$39,220	$84,857	$36,779	$445,785	$943,597
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)
Comprises $236.1 billion (October 31, 2022: $232.1 billion) of personal deposits; $434.1 billion (October 31, 2022: $443.0 billion) of business and government deposits and secured borrowings; and $24.5 billion (October 31, 2022: $22.5 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC FIRST QUARTER 2023	39

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	(1)	Total
Unutilized credit commitments	$1,549	$10,392	$5,277	$4,650	$6,139	$22,844	$70,631	$2,987	$216,297		$340,766
Securities lending (2)	43,216	4,195	4,597	–	–	–	–	–	–		52,008
Standby and performance letters of credit	3,635	1,946	3,553	2,982	5,344	975	842	128	–		19,405
Backstop liquidity facilities	–	25	1,831	99	10,948	232	–	–	–		13,135
Documentary and commercial letters of credit	24	36	25	1	2	4	24	–	–		116
Other	1,140	–	–	–	–	–	–	–	–		1,140
	$49,564	$16,594	$15,283	$7,732	$22,433	$24,055	$71,497	$3,115	$216,297		$426,570
October 31, 2022	$50,694	$28,841	$13,542	$10,256	$8,415	$22,105	$68,049	$2,735	$216,873		$421,510
(1)	Includes $172.2 billion (October 31, 2022: $167.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $4.1 billion (October 31, 2022: $4.9 billion) for cash because it is reported on the interim consolidated balance sheet.
Other
off-balance
sheet contractual obligations
The following table provides the contractual maturities of other off-balance
sheet contractual obligations affecting our funding needs:

$ millions, as at January 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$86	$136	$216	$176	$169	$485	$698	$185	$2,151
Future lease commitments (2)	–	–	–	–	–	–	80	489	569
Investment commitments	–	9	1	1	1	–	17	500	529
Underwriting commitments	82	180	–	–	–	–	–	–	262
Pension contributions (3)	–	–	57	57	–	–	–	–	114
	$168	$325	$274	$234	$170	$485	$795	$1,174	$3,625
October 31, 2022 (2)	$1,066	$193	$341	$250	$220	$597	$847	$1,074	$4,588
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes operating lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use
asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2023 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 82 to 86 of our 2022 Annual Report.
Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2022 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2022.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment continues to result in increased levels of judgment as discussed on pages 87 to 91 of our 2022 Annual Report, and could have a material impact on our financial results. In addition, there are elevated levels of uncertainty related to the impact that higher interest rates, inflation, supply chain disruptions and geopolitical events, will have on the macroeconomic environment. These challenges continue to give rise to heightened uncertainty as it relates to accounting estimates and assumptions and increase the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period
volatility of the provision for credit losses. See Note 5 to our consolidated financial statements in our 2022 Annual Report and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

40	CIBC FIRST QUARTER 2023

Accounting developments
For details on future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2022 Annual Report.
Other regulatory developments
Interest rate benchmark reform
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. Following the previous announcements by various regulators, the publication of LIBOR settings for all sterling, Japanese yen, Swiss franc and euro, as well as
1-week
and
2-month
USD LIBOR settings was discontinued on December 31, 2021. The remaining USD LIBOR settings will cease to be published after June 30, 2023. In March 2022, the
Adjustable Interest Rate (LIBOR)
Act was enacted in the U.S., which allows for contracts that do not contain adequate fallback provisions to automatically transition to Secured Overnight Financing Rate (SOFR) upon the cessation of USD LIBOR. In December 2022, the U.S. Federal Reserve issued the final rule on implementing the LIBOR Act, which is another positive step towards facilitating the remediation efforts for USD LIBOR exposures.
In December 2021, CARR recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the CDOR administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged
approach to the transition from CDOR to CORRA. Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Following this announcement, OSFI published its expectations for CDOR transition which is consistent with the two-stage
transition approach proposed by CARR. OSFI expects all new derivatives and securities to transition to the alternative rates by June 30, 2023, with no new CDOR exposures after that date, with limited exceptions. OSFI also expects all loan agreements referencing CDOR to be transitioned by June 28, 2024, and FRFIs to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024. As part of its transition roadmap, CARR outlined a number of CORRA First initiatives aimed at increasing the liquidity of CORRA. As part of these initiatives, inter-dealer trading of linear derivatives has moved from CDOR to CORRA on January 9, 2023. CARR also announced the development of 1-month and 3-month Term CORRA benchmarks, which are expected to become available for use by the end of Q3 2023.
The transition from current reference rates to alternative rates may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. These developments may cause some LIBOR and other benchmarks to be discontinued. A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the regulators.
In response to the reforms to interest rate benchmarks, CIBC established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
Our Enterprise IBOR Transition Program continues to manage and coordinate all aspects of the transition. Consistent with regulatory expectations, we have completed the transition of our non-USD LIBOR and 1-week and 2-month USD LIBOR referenced contracts, and no new USD LIBOR products were originated after December 31, 2021 with limited permitted exceptions. We are in the process of transitioning our remaining USD LIBOR based contracts to the alternative rates by incorporating appropriate fallback provisions or making amendments to contracts to reference alternative rates, and have developed business processes to support the transition. We are also working with clearing houses to prepare for the transition of our USD LIBOR referenced derivatives to alternative rates, ahead of the expected cessation of USD LIBOR. The Program has also incorporated the CDOR transition into its plan to ensure an orderly transition and alignment with regulators’ expectations. As part of the Program, we continue to engage with industry associations on ongoing developments, and continue to incorporate these into our project plan and make information available to our clients, advising them on recent developments. The Program provides regular updates to senior management, including the Executive Committee, and the Board.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2023 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2022. For additional information, refer to pages 93 and 186 of our 2022 Annual Report.

CIBC FIRST QUARTER 2023	41

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Basis point
One-hundredth
of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter
(OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

42	CIBC FIRST QUARTER 2023

Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest
expenses as a percentage of total revenue (net interest income and non-interest
income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A
non-standardized
contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance
sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

CIBC FIRST QUARTER 2023	43

Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance
sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The
gross-up
of
tax-exempt
revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

44	CIBC FIRST QUARTER 2023

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to OSFI approval. A capital floor based on the standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWA) may be required as prescribed by OSFI.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading
areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in
eligible liabilities
Bail-in
eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability
contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in
eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP
risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year
horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A
non-GAAP
risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

CIBC FIRST QUARTER 2023	45

Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach
(SEC-IRBA)
is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach
(SEC-IAA)
available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance
sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance
sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures).
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a
30-calendar-day
liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle
assumptions for regulatory capital purposes, and generally based on point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance
sheet activities.
Non-viability
contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other
off-balance
sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals and small businesses under the regulatory capital reporting framework.
Over-the-counter
(OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

46	CIBC FIRST QUARTER 2023

Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle
assumptions for regulatory capital purposes, and based on
point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. On March 27, 2020, OSFI introduced transitional arrangements for the capital treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal year 2022. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the AIRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The AIRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on-
and
off-balance
sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.

CIBC FIRST QUARTER 2023	47

Standardized approach for operational risk
Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach
(SEC-ERBA)
and the Standardized Approach
(SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss and impact to resiliency due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed
Value-at-Risk
A VaR calculation using a
one-year
observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and
bail-in
eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Transitional arrangements for capital treatment of expected loss provisioning
On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements. The transitional arrangement was no longer applicable beginning in the first quarter of 2023.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk
(VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

48	CIBC FIRST QUARTER 2023

Interim consolidated financial statements
(Unaudited)

Contents

50	Consolidated balance sheet

51	Consolidated statement of income

52	Consolidated statement of comprehensive income

53	Consolidated statement of changes in equity

54	Consolidated statement of cash flows

55	Notes to the interim consolidated financial statements

55	Note 1	–	Changes in accounting policies

55	Note 2	–	Significant estimates and assumptions

56	Note 3	–	Fair value measurement

59	Note 4	–	Significant transactions

59	Note 5	–	Securities

60	Note 6	–	Loans

64	Note 7	–	Deposits

64	Note 8	–	Subordinated indebtedness

65	Note 9	–	Share capital

66	Note 10	–	Post-employment benefits

67	Note 11	–	Income taxes

67	Note 12	–	Earnings per share

68	Note 13	–	Contingent liabilities and provisions

68	Note 14	–	Interest income and expense

69	Note 15	–	Segmented information

70	Note 16	–	Subsequent events

CIBC FIRST QUARTER 2023	49

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2023 Jan. 31	2022 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$22,876	$31,535
Interest-bearing deposits with banks	28,593	32,326
Securities (Note 5)	187,350	175,879
Cash collateral on securities borrowed	12,446	15,326
Securities purchased under resale agreements	65,182	69,213
Loans (Note 6)
Residential mortgages	270,909	269,706
Personal	44,877	45,429
Credit card	16,171	16,479
Business and government	190,512	188,542
Allowance for credit losses	(3,159)	(3,073)
	519,310	517,083
Other
Derivative instruments	30,425	43,035
Customers’ liability under acceptances	11,996	11,574
Property and equipment	3,314	3,377
Goodwill	5,248	5,348
Software and other intangible assets	2,622	2,592
Investments in equity-accounted associates and joint ventures	629	632
Deferred tax assets	784	480
Other assets	31,216	35,197
	86,234	102,235
	$921,991	$943,597
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$236,095	$232,095
Business and government	389,225	397,188
Bank	24,561	22,523
Secured borrowings	44,843	45,766
	694,724	697,572
Obligations related to securities sold short	17,639	15,284
Cash collateral on securities lent	4,096	4,853
Obligations related to securities sold under repurchase agreements	71,428	77,171
Other
Derivative instruments	39,374	52,340
Acceptances	12,000	11,586
Deferred tax liabilities	59	45
Other liabilities	25,446	28,072
	76,879	92,043
Subordinated indebtedness (Note 8)	7,317	6,292
Equity
Preferred shares and other equity instruments	4,925	4,923
Common shares (Note 9)	15,046	14,726
Contributed surplus	115	115
Retained earnings	28,403	28,823
Accumulated other comprehensive income (AOCI)	1,216	1,594
Total shareholders’ equity	49,705	50,181
Non-controlling interests	203	201
Total equity	49,908	50,382
	$921,991	$943,597
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC FIRST QUARTER 2023

Consolidated statement of income

Unaudited, millions of Canadian dollars, except as noted, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Interest income (Note 14) (1)
Loans	$6,927	$5,806	$3,206
Securities	1,571	1,243	629
Securities borrowed or purchased under resale agreements	995	669	78
Deposits with banks and other	767	474	28
	10,260	8,192	3,941
Interest expense (Note 14)
Deposits	5,887	4,177	638
Securities sold short	92	121	68
Securities lent or sold under repurchase agreements	890	564	54
Subordinated indebtedness	103	84	29
Other	83	61	20
	7,055	5,007	809
Net interest income	3,205	3,185	3,132
Non-interest income
Underwriting and advisory fees	103	143	148
Deposit and payment fees	220	221	214
Credit fees	337	331	322
Card fees	106	102	135
Investment management and custodial fees	428	428	445
Mutual fund fees	472	418	479
Insurance fees, net of claims	90	80	94
Commissions on securities transactions	88	79	106
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	678	309	259
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	10	(6)	19
Foreign exchange other than trading (FXOTT)	127	25	73
Income (loss) from equity-accounted associates and joint ventures	(4)	9	13
Other	67	64	59
	2,722	2,203	2,366
Total revenue	5,927	5,388	5,498
Provision for credit losses (Note 6)	295	436	75
Non-interest expenses
Employee compensation and benefits	1,909	1,897	1,747
Occupancy costs	208	253	204
Computer, software and office equipment	588	598	530
Communications	89	89	80
Advertising and business development	73	101	63
Professional fees	58	82	71
Business and capital taxes	39	33	32
Other (Note 13)	1,498	430	296
	4,462	3,483	3,023
Income before income taxes	1,170	1,469	2,400
Income taxes	738	284	531
Net income	$432	$1,185	$1,869
Net income attributable to non-controlling interests	$9	$7	$5
Preferred shareholders and other equity instrument holders	$72	$37	$41
Common shareholders	351	1,141	1,823
Net income attributable to equity shareholders	$423	$1,178	$1,864
Earnings per share (in dollars) (Note 12) (2)
Basic	$0.39	$1.26	$2.02
Diluted	0.39	1.26	2.01
Dividends per common share (in dollars) (2)	0.850	0.830	0.805
(1)	Interest income included $9.6 billion for the quarter ended January 31, 2023 (October 31, 2022: $7.6 billion; January 31, 2022: $3.5 billion), calculated based on the effective interest rate method.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2023	51

Consolidated statement of comprehensive income
Unaudited, millions of Canadian dollars, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Net income	$432	$1,185	$1,869
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(1,010)	2,691	1,051
Net gains (losses) on hedges of investments in foreign operations	543	(1,510)	(616)
	(467)	1,181	435
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	129	(107)	(169)
Net (gains) losses reclassified to net income	(7)	5	(14)
	122	(102)	(183)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	576	(488)	7
Net (gains) losses reclassified to net income	(373)	50	(72)
	203	(438)	(65)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(94)	(198)	106
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(148)	40	39
Net gains (losses) on equity securities designated at FVOCI	6	(5)	19
	(236)	(163)	164
Total OCI (1)	(378)	478	351
Comprehensive income	$54	$1,663	$2,220
Comprehensive income attributable to non-controlling interests	$9	$7	$5
Preferred shareholders and other equity instrument holders	$72	$37	$41
Common shareholders	(27)	1,619	2,174
Comprehensive income attributable to equity shareholders	$45	$1,656	$2,215
(1)  Includes $
21
million of gains for the quarter ended January 31, 2023 (October 31, 2022: $
48
 million of losses; January 31, 2022: $
27
 million of losses), relating to our investments in equity-accounted associates and joint ventures.

Unaudited, millions of Canadian dollars, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$35	$(91)	$(35)
Net gains (losses) on hedges of investments in foreign operations	(43)	82	40
	(8)	(9)	5
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(34)	15	34
Net (gains) losses reclassified to net income	3	(2)	5
	(31)	13	39
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(221)	174	(4)
Net (gains) losses reclassified to net income	143	(18)	26
	(78)	156	22
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	36	44	(38)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	57	(14)	(14)
Net gains (losses) on equity securities designated at FVOCI	(1)	2	(8)
	92	32	(60)
	$(25)	$192	$6
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

52	CIBC FIRST QUARTER 2023

Consolidated statement of changes in equity

Unaudited, millions of Canadian dollars, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Preferred shares and other equity instruments
Balance at beginning of period	$4,923	$4,325	$4,325
Issue of preferred shares and limited recourse capital notes	–	600	–
Redemption of preferred shares	–	–	–
Treasury shares	2	(2)	–
Balance at end of period	$4,925	$4,923	$4,325
Common shares (Note 9)
Balance at beginning of period	$14,726	$14,643	$14,351
Issue of common shares	322	81	135
Purchase of common shares for cancellation	–	–	(29)
Treasury shares	(2)	2	–
Balance at end of period	$15,046	$14,726	$14,457
Contributed surplus
Balance at beginning of period	$115	$107	$110
Compensation expense arising from equity-settled share-based awards	2	9	9
Exercise of stock options and settlement of other equity-settled share-based awards	(2)	(1)	(6)
Other (1)	–	–	3
Balance at end of period	$115	$115	$116
Retained earnings
Balance at beginning of period	$28,823	$28,439	$25,793
Net income attributable to equity shareholders	423	1,178	1,864
Dividends and distributions
Preferred and other equity instruments	(72)	(37)	(41)
Common	(771)	(752)	(726)
Premium on purchase of common shares for cancellation	–	–	(105)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	–	(1)	22
Other	–	(4)	–
Balance at end of period	$28,403	$28,823	$26,807
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,811	$630	$58
Net change in foreign currency translation adjustments	(467)	1,181	435
Balance at end of period	$1,344	$1,811	$493
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(616)	$(514)	$193
Net change in securities measured at FVOCI	122	(102)	(183)
Balance at end of period	$(494)	$(616)	$10
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(662)	$(224)	$137
Net change in cash flow hedges	203	(438)	(65)
Balance at end of period	$(459)	$(662)	$72
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$832	$1,030	$634
Net change in post-employment defined benefit plans	(94)	(198)	106
Balance at end of period	$738	$832	$740
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$234	$194	$(28)
Net change attributable to changes in credit risk	(148)	40	39
Balance at end of period	$86	$234	$11
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$(5)	$(1)	$75
Net gains (losses) on equity securities designated at FVOCI	6	(5)	19
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	–	1	(22)
Balance at end of period	$1	$(5)	$72
Total AOCI, net of income tax	$1,216	$1,594	$1,398
Non-controlling interests
Balance at beginning of period	$201	$195	$182
Net income attributable to non-controlling interests	9	7	5
Dividends	(2)	(2)	(2)
Other	(5)	1	4
Balance at end of period	$203	$201	$189
Equityat end of period	$49,908	$50,382	$47,292
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2023	53

Consolidated statement of cash flows

Unaudited, millions of Canadian dollars, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$432	$1,185	$1,869
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	295	436	75
Amortization and impairment (1)	277	278	253
Stock options and restricted shares expense	2	9	9
Deferred income taxes	(270)	(118)	94
Losses (gains) from debt securities measured at FVOCI and amortized cost	(10)	6	(19)
Net losses (gains) on disposal of property and equipment	–	3	1
Other non-cash items, net	60	(786)	(107)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	3,733	(12,942)	2,333
Loans, net of repayments	(2,207)	(13,188)	(21,119)
Deposits, net of withdrawals	(8,240)	20,188	27,462
Obligations related to securities sold short	2,355	(4,895)	482
Accrued interest receivable	(288)	(532)	141
Accrued interest payable	736	839	(43)
Derivative assets	12,616	(6,740)	2,854
Derivative liabilities	(12,864)	12,991	(2,801)
Securities measured at FVTPL	(2,411)	3,718	(8,388)
Other assets and liabilities measured/designated at FVTPL	3,892	2,173	1,526
Current income taxes	604	171	(855)
Cash collateral on securities lent	(757)	1,554	(177)
Obligations related to securities sold under repurchase agreements	(5,914)	13,233	(3,525)
Cash collateral on securities borrowed	2,880	(49)	(1,728)
Securities purchased under resale agreements	4,031	(9,078)	730
Other, net	1,189	409	(40)
	141	8,865	(973)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	–
Redemption/repurchase/maturity of subordinated indebtedness	–	(2)	–
Issue of limited recourse capital notes, net of issuance cost	–	597	–
Issue of common shares for cash	48	40	93
Purchase of common shares for cancellation	–	–	(134)
Dividends and distributions paid	(571)	(750)	(731)
Repayment of lease liabilities	(82)	(86)	(76)
	395	(201)	(848)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(22,089)	(16,689)	(23,727)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	4,493	6,298	7,538
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	8,687	7,555	6,825
Acquisition of Canadian Costco credit card portfolio	–	(7)	–
Net sale (purchase) of property, equipment and software	(246)	(392)	(201)
	(9,155)	(3,235)	(9,565)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(40)	156	72
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(8,659)	5,585	(11,314)
Cash and non-interest-bearing deposits with banks at beginning of period	31,535	25,950	34,573
Cash and non-interest-bearing deposits with banks at end of period (2)	$22,876	$31,535	$23,259
Cash interest paid	$6,320	$4,168	$852
Cash interest received	9,722	7,368	3,796
Cash dividends received	251	292	286
Cash income taxes paid	404	231	1,292
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $ 485 million (October 31, 2022: $ 493 million; January 31, 2022: $ 462 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

54	CIBC FIRST QUARTER 2023

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2022.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2023.
Note 1.    Changes in accounting policies
Future accounting policy changes
For details on future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2022 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2023.
Note 2.    Significant estimates and assumptions
As disclosed in our 2022 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2022 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

CIBC FIRST QUARTER 2023	55

Note 3.    Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2023	Financial assets
Jan. 31	Cash and deposits with banks	$50,012	$1,457	$–	$–	$51,469	$51,469	$–
	Securities	59,971	69,707	–	57,672	187,350	185,788	(1,562)
	Cash collateral on securities borrowed	12,446	–	–	–	12,446	12,446	–
	Securities purchased under resale agreements	52,075	13,107	–	–	65,182	65,182	–
	Loans
	Residential mortgages	270,599	2	–	–	270,601	265,125	(5,476)
	Personal	43,981	–	–	–	43,981	43,880	(101)
	Credit card	15,414	–	–	–	15,414	15,488	74
	Business and government	188,542	589	183	–	189,314	188,936	(378)
	Derivative instruments	–	30,425	–	–	30,425	30,425	–
	Customers’ liability under acceptances	11,996	–	–	–	11,996	11,996	–
	Other assets	21,762	–	–	–	21,762	21,762	–
	Financial liabilities
	Deposits
	Personal	$222,542	$–	$13,553	$–	$236,095	$235,632	$(463)
	Business and government	373,102	–	16,123	–	389,225	389,525	300
	Bank	24,561	–	–	–	24,561	24,561	–
	Secured borrowings	43,177	–	1,666	–	44,843	44,706	(137)
	Derivative instruments	–	39,374	–	–	39,374	39,374	–
	Acceptances	12,000	–	–	–	12,000	12,000	–
	Obligations related to securities sold short	–	17,639	–	–	17,639	17,639	–
	Cash collateral on securities lent	4,096	–	–	–	4,096	4,096	–
	Obligations related to securities sold under repurchase agreements	67,171	–	4,257	–	71,428	71,428	–
	Other liabilities	16,724	119	9	–	16,852	16,852	–
	Subordinated indebtedness	7,317	–	–	–	7,317	7,449	132
2022	Financial assets
Oct. 31	Cash and deposits with banks	$62,193	$1,668	$–	$–	$63,861	$63,861	$–
	Securities	52,484	67,296	–	56,099	175,879	173,663	(2,216)
	Cash collateral on securities borrowed	15,326	–	–	–	15,326	15,326	–
	Securities purchased under resale agreements	53,626	15,587	–	–	69,213	69,213	–
	Loans
	Residential mortgages	269,409	4	–	–	269,413	262,865	(6,548)
	Personal	44,527	–	–	–	44,527	44,394	(133)
	Credit card	15,695	–	–	–	15,695	15,775	80
	Business and government	186,485	758	205	–	187,448	186,967	(481)
	Derivative instruments	–	43,035	–	–	43,035	43,035	–
	Customers’ liability under acceptances	11,574	–	–	–	11,574	11,574	–
	Other assets	26,387	–	–	–	26,387	26,387	–
	Financial liabilities
	Deposits
	Personal	$220,244	$–	$11,851	$–	$232,095	$231,532	$(563)
	Business and government	383,502	–	13,686	–	397,188	397,145	(43)
	Bank	22,523	–	–	–	22,523	22,523	–
	Secured borrowings	44,110	–	1,656	–	45,766	45,507	(259)
	Derivative instruments	–	52,340	–	–	52,340	52,340	–
	Acceptances	11,586	–	–	–	11,586	11,586	–
	Obligations related to securities sold short	–	15,284	–	–	15,284	15,284	–
	Cash collateral on securities lent	4,853	–	–	–	4,853	4,853	–
	Obligations related to securities sold under repurchase agreements	73,084	–	4,087	–	77,171	77,171	–
	Other liabilities	19,830	102	22	–	19,954	19,954	–
	Subordinated indebtedness	6,292	–	–	–	6,292	6,329	37

56	CIBC FIRST QUARTER 2023

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs				Total	Total
$ millions, as at	2023 Jan. 31	2022 Oct. 31	2023 Jan. 31	2022 Oct. 31	2023 Jan. 31		2022 Oct. 31		2023 Jan. 31	2022 Oct. 31
Financial assets
Deposits with banks	$–	$–	$1,457	$1,668	$–		$–		$1,457	$1,668
Debt securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	865	2,611	25,422	25,539	–		–		26,287	28,150
Corporate debt	–	–	3,722	3,609	2		2		3,724	3,611
Mortgage- and asset-backed	–	–	3,383	3,656	305		207		3,688	3,863
	865	2,611	32,527	32,804	307		209		33,699	35,624
Loans mandatorily measured at FVTPL
Business and government	–	–	398	276	374	(1)	687	(1)	772	963
Residential mortgages	–	–	2	4	–		–		2	4
	–	–	400	280	374		687		774	967
Debt securities measured at FVOCI
Government issued or guaranteed	5,555	4,888	43,510	42,200	–		–		49,065	47,088
Corporate debt	–	–	6,577	6,967	–		–		6,577	6,967
Mortgage- and asset-backed	–	–	1,520	1,522	–		–		1,520	1,522
	5,555	4,888	51,607	50,689	–		–		57,162	55,577
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	35,138	30,962	902	773	478		459		36,518	32,194
Securities purchased under resale agreements measured at FVTPL	–	–	13,107	15,587	–		–		13,107	15,587
Derivative instruments
Interest rate	3	6	7,218	8,249	43		18		7,264	8,273
Foreign exchange	–	–	13,681	21,297	–		–		13,681	21,297
Credit	–	–	18	14	44		45		62	59
Equity	3,042	2,776	1,811	2,345	6		4		4,859	5,125
Precious metal and other commodity	26	94	4,533	8,187	–		–		4,559	8,281
	3,071	2,876	27,261	40,092	93		67		30,425	43,035
Total financial assets	$44,629	$41,337	$127,261	$141,893	$1,252		$1,422		$173,142	$184,652
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(31,042)	$(26,908)	$(428)		$(409)		$(31,470)	$(27,317)
Obligations related to securities sold short	(6,821)	(5,499)	(10,818)	(9,785)	–		–		(17,639)	(15,284)
Obligations related to securities sold under repurchase agreements	–	–	(4,257)	(4,087)	–		–		(4,257)	(4,087)
Derivative instruments
Interest rate	(1)	(1)	(11,464)	(12,850)	(753)		(1,533)		(12,218)	(14,384)
Foreign exchange	–	–	(17,930)	(27,229)	–		–		(17,930)	(27,229)
Credit	–	–	(26)	(13)	(49)		(50)		(75)	(63)
Equity	(2,741)	(3,220)	(3,463)	(3,151)	(5)		(3)		(6,209)	(6,374)
Precious metal and other commodity	(123)	(365)	(2,819)	(3,925)	–		–		(2,942)	(4,290)
	(2,865)	(3,586)	(35,702)	(47,168)	(807)		(1,586)		(39,374)	(52,340)
Total financial liabilities	$(9,686)	$(9,085)	$(81,819)	$(87,948)	$(1,235)		$(1,995)		$(92,740)	$(99,028)
(1)	Includes $ 183 million related to loans designated at FVTPL (October 31, 2022: $ 205 million) .
(2)
Comprises deposits designated at FVTPL of $30,911 million (October 31, 2022: $26,802 million), net bifurcated embedded derivative liabilities of $431 million (October 31, 2022: $391 million), other liabilities designated at FVTPL of $9 million (October 31, 2022: $22 million), and other financial liabilities measured at fair value of $119 million (October 31, 2022: $102 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended January 31, 2023, we transferred $838 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and
$336
 million from Level 2 to Level 1, and $648 million of securities sold short from Level 1 to Level 2, due to changes in observability in the inputs used to value these securities (for the quarter ended October 31, 2022,
$857
million of securities mandatorily measured at FVTPL and
$4,844
million of securities sold short were transferred from Level 1 to Level 2, and no

transfers from Level 2 to Level 1; for the quarter ended January 31, 2022,
$567 million of securities mandatorily measured at FVTPL from Level 1 to Level 2, $5,514 million of securities sold short from Level 1 to Level 2, $584 million of derivative liabilities from Level 1 to Level 2, and $21 million of derivative assets from Level 1 to Level 2, and no transfers from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended January 31, 2023, October 31, 2022, and January 31, 2022, primarily due to changes in the assessment of the observability of certain correlation and market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable
market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC FIRST QUARTER 2023	57

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jan. 31, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	207	–	–		–	–	–	102	(4)	305
Loans mandatorily measured at FVTPL
Business and government	687	–	4		(8)	–	–	(37)	(272)	374
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	459	1	9		–	–	–	26	(17)	478
Derivative instruments
Interest rate	18	–	23		–	–	–	2	–	43
Credit	45	–	(1)		–	–	–	–	–	44
Equity	4	–	–		–	–	(2)	4	–	6
Total assets	$1,422	$1	$35		$(8)	$–	$(2)	$97	$(293)	$1,252
Deposits and other liabilities (5)	$(409)	$7	$(63)		$–	$–	$2	$(9)	$44	$(428)
Derivative instruments
Interest rate	(1,533)	–	387		–	–	378	(3)	18	(753)
Credit	(50)	–	1		–	–	–	–	–	(49)
Equity	(3)	–	(1)		–	–	–	(1)	–	(5)
Total liabilities	$(1,995)	$7	$324		$–	$–	$380	$(13)	$62	$(1,235)
Oct. 31, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	147	–	–		–	–	–	75	(15)	207
Loans mandatorily measured at FVTPL
Business and government	650	–	(6)		38	–	–	58	(53)	687
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	454	4	10		1	–	–	19	(29)	459
Derivative instruments
Interest rate	16	–	(26)		–	27	–	1	–	18
Credit	43	(1)	3		–	–	–	–	–	45
Equity	4	–	–		–	–	–	–	–	4
Total assets	$1,316	$3	$(19)		$39	$27	$–	$153	$(97)	$1,422
Deposits and other liabilities (5)	$(490)	$(14)	$72		$–	$–	$–	$(21)	$44	$(409)
Derivative instruments
Interest rate	(556)	–	(872)		–	–	(16)	(95)	6	(1,533)
Credit	(47)	1	(4)		–	–	–	–	–	(50)
Equity	(3)	–	(1)		–	–	1	(1)	1	(3)
Total liabilities	$(1,096)	$(13)	$(805)		$–	$–	$(15)	$(117)	$51	$(1,995)
Jan. 31, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	55	–	–		–	–	–	32	(1)	86
Loans mandatorily measured at FVTPL
Business and government	1,038	–	(3)		17	–	–	–	(412)	640
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (6)	396	–	–		47	–	–	27	(16)	454
Derivative instruments
Interest rate	35	–	(11)		–	–	–	–	1	25
Credit	49	(5)	(1)		–	–	–	–	–	43
Equity	13	–	(1)		–	10	(8)	2	–	16
Total assets	$1,588	$(5)	$(16)		$64	$10	$(8)	$61	$(428)	$1,266
Deposits and other liabilities (5)	$(742)	$8	$(156)		$–	$–	$2	$(21)	$98	$(811)
Derivative instruments
Interest rate	(136)	–	(66)		–	–	2	(16)	3	(213)
Credit	(54)	5	1		–	–	–	–	–	(48)
Equity	(77)	–	–		–	–	60	(2)	3	(16)
Total liabilities	$(1,009)	$13	$(221)		$–	$–	$64	$(39)	$104	$(1,088)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $75 million (October 31, 2022: $70 million; January 31, 2022: $137 million), net bifurcated embedded derivative liabilities of $344 million (October 31, 2022: $317 million; January 31, 2022: $648 million) and other liabilities designated at FVTPL of $9 million (October 31, 2022: $22 million; January 31, 2022: $26 million).

(6)	Certain information has been reclassified to conform to the current period presentation.
Financial instruments designated at FVTPL (FVO)
A
net loss
of $8 million, net of hedges for the three months ended January 31, 2023 (a net gain of $19 million and a net gain of $25 million for the three months ended October 31, 2022 and January 31, 2022, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities.
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

58	CIBC FIRST QUARTER 2023

Note 4.    Significant transactions
Sale of certain banking assets in the Caribbean
The proposed sales by FirstCaribbean International Bank Limited (CIBC FirstCaribbean) of banking assets in St. Vincent and St. Kitts have received regulatory approval and are expected to close by the third quarter of 2023, subject to the satisfaction of closing conditions. The impacts upon the closing of these transactions are not expected to be material. CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023, the impact of which is not expected to be material.
Note 5.    Securities
Securities

$ millions, as at	2023 Jan. 31	2022 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$57,672	$56,099
Securities measured at amortized cost (1)	59,971	52,484
Securities mandatorily measured and designated at FVTPL	69,707	67,296
	$187,350	$175,879
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2022: a realized gain of less than $1 million).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2023 Jan. 31					2022 Oct. 31
	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$12,158		$19	$(5)	$12,172	$10,646		$10	$(17)	$10,639
Other Canadian governments	17,125		36	(58)	17,103	17,494		32	(74)	17,452
U.S. Treasury and agencies	13,291		11	(302)	13,000	12,305		5	(351)	11,959
Other foreign governments	6,792		23	(25)	6,790	7,048		21	(31)	7,038
Mortgage-backed securities	1,187		–	(25)	1,162	1,202		1	(40)	1,163
Asset-backed securities	366		–	(8)	358	375		–	(16)	359
Corporate debt	6,622		1	(46)	6,577	7,023		–	(56)	6,967
	57,541		90	(469)	57,162	56,093		69	(585)	55,577
Corporate equity (2)	509		34	(33)	510	525		31	(34)	522
	$58,050		$124	$(502)	$57,672	$56,618		$100	$(619)	$56,099
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $ 23 million (October 31, 2022: $24 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended January 31, 2023 was nil
($
15
 million and $
38
 million for the three months ended October 31, 2022 and January 31, 2022, respectively) at the time of disposal.
Net realized cumulative
after-tax
gains of nil for the three months ended January 31, 2023 ($1 million loss and $22 million gain for the three months ended October 31, 2022 and January 31, 2022, respectively) were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at January 31, 2023 was nil (nil and $3 million for the three months ended October 31, 2022 and January 31, 2022, respectively). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at January 31, 2023 was nil (nil and nil for the three months ended October 31, 2022 and January 31, 2022, respectively).
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2023	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$4	$20	$–	$24
	Provision for (reversal of) credit losses (1)	–	–	–	–
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	–	(1)
	Balance at end of period	$4	$19	$–	$23
2022	Debt securities measured at FVOCI
Oct. 31	Balance at beginning of period	$4	$19	$–	$23
	Provision for (reversal of) credit losses (1)	–	(1)	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	2	–	2
	Balance at end of period	$4	$20	$–	$24
2022	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$4	$15	$–	$19
	Provision for (reversal of) credit losses (1)	–	3	–	3
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$4	$19	$–	$23
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC FIRST QUARTER 2023	59

Note 6.    Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2023 Jan. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$57	$69	$167	$293
Originations net of repayments and other derecognitions	3	–	(4)	(1)
Changes in model	–	–	–	–
Net remeasurement (1)	(16)	29	12	25
Transfers (1)
– to 12-month ECL	16	(16)	–	–
– to lifetime ECL performing	(2)	2	–	–
– to lifetime ECL credit-impaired	–	(3)	3	–
Provision for (reversal of) credit losses (2)	1	12	11	24
Write-offs	–	–	(4)	(4)
Recoveries	–	–	2	2
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	–	(1)	(1)	(2)
Balance at end of period	$58	$80	$170	$308
Personal
Balance at beginning of period	$137	$656	$146	$939
Originations net of repayments and other derecognitions	12	(15)	(4)	(7)
Changes in model	–	–	–	–
Net remeasurement (1)	(67)	81	66	80
Transfers (1)
– to 12-month ECL	74	(74)	–	–
– to lifetime ECL performing	(9)	9	–	–
– to lifetime ECL credit-impaired	–	(17)	17	–
Provision for (reversal of) credit losses (2)	10	(16)	79	73
Write-offs	–	–	(86)	(86)
Recoveries	–	–	21	21
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	–	(1)	(2)	(3)
Balance at end of period	$147	$639	$157	$943
Credit card
Balance at beginning of period	$159	$709	$–	$868
Originations net of repayments and other derecognitions	1	(27)	–	(26)
Changes in model	–	–	–	–
Net remeasurement (1)	(175)	224	41	90
Transfers (1)
– to 12-month ECL	173	(173)	–	–
– to lifetime ECL performing	(16)	16	–	–
– to lifetime ECL credit-impaired	–	(64)	64	–
Provision for (reversal of) credit losses (2)	(17)	(24)	105	64
Write-offs	–	–	(132)	(132)
Recoveries	–	–	27	27
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$142	$685	$–	$827
Business and government
Balance at beginning of period	$335	$490	$351	$1,176
Originations net of repayments and other derecognitions	7	(3)	(4)	–
Changes in model	–	6	–	6
Net remeasurement (1)(3)	(54)	110	72	128
Transfers (1)
– to 12-month ECL	35	(35)	–	–
– to lifetime ECL performing	(13)	26	(13)	–
– to lifetime ECL credit-impaired	–	(9)	9	–
Provision for (reversal of) credit losses (2)	(25)	95	64	134
Write-offs	–	–	(11)	(11)
Recoveries	–	–	8	8
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	(7)	(6)	3	(10)
Balance at end of period	$303	$579	$411	$1,293
Total ECL allowance (4)	$650	$1,983	$738	$3,371
Comprises:
Loans	$563	$1,859	$737	$3,159
Undrawn credit facilities and other off-balance sheet exposures (5)	87	124	1	212
(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance
sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)	Includes the impact of a change in the internal risk rating methodology applied at CIBC Bank USA.
(4)
See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $14 million as at January 31, 2023 (October 31, 2022: $15 million; January 31, 2022: $12 million), $12 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2022: $12 million; January 31, 2022: $10 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at January 31, 2023, October 31, 2022 and January 31, 2022 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

60	CIBC FIRST QUARTER 2023

$ millions, as at or for the three months ended	2022 Oct. 31				2022 Jan. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$55	$70	$159	$284	$59	$63	$158	$280
Originations net of repayments and other derecognitions	3	(3)	(8)	(8)	4	(4)	(5)	(5)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(16)	18	17	19	(19)	36	15	32
Transfers (1)
– to 12-month ECL	17	(17)	–	–	21	(20)	(1)	–
– to lifetime ECL performing	(2)	3	(1)	–	(2)	3	(1)	–
– to lifetime ECL credit-impaired	(1)	(3)	4	–	–	(2)	2	–
Provision for (reversal of) credit losses (2)	1	(2)	12	11	4	13	10	27
Write-offs	–	–	(6)	(6)	–	–	(4)	(4)
Recoveries	–	–	1	1	–	–	1	1
Interest income on impaired loans	–	–	(5)	(5)	–	–	(4)	(4)
Foreign exchange and other	1	1	6	8	1	–	2	3
Balance at end of period	$57	$69	$167	$293	$64	$76	$163	$303
Personal
Balance at beginning of period	$137	$639	$128	$904	$150	$547	$106	$803
Originations net of repayments and other derecognitions	10	(18)	(7)	(15)	8	(12)	(1)	(5)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(98)	138	57	97	(101)	116	43	58
Transfers (1)
– to 12-month ECL	97	(97)	–	–	100	(100)	–	–
– to lifetime ECL performing	(11)	11	–	–	(10)	13	(3)	–
– to lifetime ECL credit-impaired	–	(18)	18	–	–	(10)	10	–
Provision for (reversal of) credit losses (2)	(2)	16	68	82	(3)	7	49	53
Write-offs	–	–	(70)	(70)	–	–	(63)	(63)
Recoveries	–	–	15	15	–	–	20	20
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	2	1	6	9	–	–	2	2
Balance at end of period	$137	$656	$146	$939	$147	$554	$113	$814
Credit card
Balance at beginning of period	$146	$619	$–	$765	$136	$517	$–	$653
Originations net of repayments and other derecognitions	5	(11)	–	(6)	–	(10)	–	(10)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(96)	251	41	196	(106)	125	26	45
Transfers (1)
– to 12-month ECL	115	(115)	–	–	104	(104)	–	–
– to lifetime ECL performing	(11)	11	–	–	(7)	7	–	–
– to lifetime ECL credit-impaired	–	(46)	46	–	–	(25)	25	–
Provision for (reversal of) credit losses (2)	13	90	87	190	(9)	(7)	51	35
Write-offs	–	–	(115)	(115)	–	–	(80)	(80)
Recoveries	–	–	28	28	–	–	29	29
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$159	$709	$–	$868	$127	$510	$–	$637
Business and government
Balance at beginning of period	$239	$454	$356	$1,049	$277	$449	$508	$1,234
Originations net of repayments and other derecognitions	11	–	(3)	8	20	(6)	(8)	6
Changes in model	43	(6)	–	37	–	8	–	8
Net remeasurement (1)	35	18	55	108	(66)	(13)	25	(54)
Transfers (1)
– to 12-month ECL	9	(9)	–	–	46	(44)	(2)	–
– to lifetime ECL performing	(14)	16	(2)	–	(4)	5	(1)	–
– to lifetime ECL credit-impaired	(1)	(1)	2	–	–	(2)	2	–
Provision for (reversal of) credit losses (2)	83	18	52	153	(4)	(52)	16	(40)
Write-offs	–	–	(75)	(75)	–	–	(10)	(10)
Recoveries	–	–	6	6	–	–	5	5
Interest income on impaired loans	–	–	(4)	(4)	–	–	(3)	(3)
Foreign exchange and other	13	18	16	47	5	8	5	18
Balance at end of period	$335	$490	$351	$1,176	$278	$405	$521	$1,204
Total ECL allowance (4)	$688	$1,924	$664	$3,276	$616	$1,545	$797	$2,958
Comprises:
Loans	$600	$1,809	$664	$3,073	$545	$1,497	$796	$2,838
Undrawn credit facilities and other off-balance sheet exposures (5)	88	115	–	203	71	48	1	120
See previous page for footnote references.

CIBC FIRST QUARTER 2023	61

Inputs, assumptions and model techniques
Global economic activity is expected to continue to be weak in 2023 and we continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in estimating the impact that rising interest rates, inflation, supply chain disruptions and geopolitical events, will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements as discussed below, continued to be required this quarter. See Note 5 to our consolidated financial statements in our 2022 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our

ECL.

	Base case		Upside case		Downside case
As at January 31, 2023	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	0.7%	1.4%	1.8%	2.4%	(1.2)%	0.6%
United States	0.7%	1.4%	1.7%	2.5%	(0.8)%	0.2%
Unemployment rate
Canada (2)	5.7%	5.9%	5.4%	5.6%	6.6%	7.1%
United States	4.1%	4.2%	3.8%	3.6%	5.8%	5.2%
Canadian Housing Price Index year-over-year growth (2)	(10.2)%	3.0%	(1.0)%	7.7%	(21.5)%	(0.2)%
Standard and Poor’s (S&P) 500 Index year-over-year growth rate	(1.2)%	6.4%	2.3%	10.6%	(12.5)%	(2.0)%
Canadian household debt service ratio	15.4%	14.5%	14.9%	14.0%	16.2%	14.7%
West Texas Intermediate Oil Price (US$)	$87	$81	$110	$107	$75	$60

	Base case		Upside case		Downside case
As at October 31, 2022	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	0.8%	1.5%	3.9%	2.8%	(0.6)%	1.0%
United States	0.7%	1.3%	2.9%	3.0%	(2.1)%	0.4%
Unemployment rate
Canada (2)	5.5%	5.9%	4.9%	5.6%	6.0%	6.8%
United States	4.0%	4.2%	3.3%	3.3%	5.6%	5.1%
Canadian Housing Price Index year-over-year growth (2)	(2.5)%	1.9%	10.1%	6.6%	(13.1)%	(5.2)%
S&P 500 Index year-over-year growth rate	(1.4)%	6.0%	6.3%	12.1%	(13.4)%	(1.3)%
Canadian household debt service ratio	15.5%	15.1%	14.4%	14.5%	15.9%	15.2%
West Texas Intermediate Oil Price (US$)	$92	$81	$119	$107	$76	$56
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the tables above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at January 31, 2023 and October 31, 2022, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our underlying base case projection as at January 31, 2023 is characterized by relatively weak real GDP growth over the projection horizon due to the recently experienced increases in interest rates by central banks in an attempt to ease demand and bring inflation back to target levels, and a modest increase in unemployment rates. Significant judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumption that interest rates will stay at elevated levels through the remainder of calendar 2023 and then modestly reduce through to the end of 2024, although remaining at higher than pre-pandemic levels. Our base case also assumes that the higher levels of interest rates will result in only modest economic growth, global supply chain and inflationary challenges will ease, governments will respond to future waves of the COVID-19 virus with targeted health measures rather than broader economic closures and that the war in Ukraine will not expand into a broader conflict. We continue to expect that U.S. GDP will experience modest growth over the projection horizon, with a gradual increase in the unemployment rate until the end of calendar 2024.
The downside case forecast assumes a recession and higher unemployment rates in Canada driven by a continuing correction in the housing market and lower consumer spending. The downside case forecast for the U.S. also assumes a recession resulting from aggressive interest rate hikes introduced to combat prolonged high levels of inflation. The downside forecasts also reflect slower recoveries thereafter to lower levels of sustained economic activity and unemployment rates persistently above where they stood pre-pandemic.
While the upside scenario continues to reflect a better economic environment than the base case forecast, weaker economic growth and higher unemployment rates for both Canada and the U.S. are forecasted over the projection horizon relative to our upside forecast from the prior quarter.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. Assumptions concerning measures used by governments to combat inflation, the economic risks emanating from the war in Ukraine, and the expectation that severe restrictions will no longer need to be imposed by most governments to limit the impact of potential new variants are material to these forecasts. To address the uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested, including with respect to the benefit of higher levels of household savings that have accumulated during the pandemic. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.

62	CIBC FIRST QUARTER 2023

If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $247 million lower than the recognized ECL as at January 31, 2023 (October 31, 2022: $248 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $1,158 million higher than the recognized ECL as at January 31, 2023 (October 31, 2022: $847 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.
The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance
sheet exposures based on the application of our
12-month
point-in-time
probability of defaults (PD) under IFRS 9 to our risk management PD bands within each respective stage for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2022 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2023 Jan. 31					2022 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$171,504	$177	$–		$171,681	$174,749	$140	$–		$174,889
– Very low	57,279	621	–		57,900	53,795	498	–		54,293
– Low	21,915	9,213	–		31,128	24,200	6,816	–		31,016
– Medium	165	5,712	–		5,877	261	4,927	–		5,188
– High	–	920	–		920	–	906	–		906
– Default	–	–	443		443	–	–	374		374
– Not rated	2,512	228	220		2,960	2,604	214	222		3,040
Gross residential mortgages (3)(4)	253,375	16,871	663		270,909	255,609	13,501	596		269,706
ECL allowance	58	80	170		308	57	69	167		293
Net residential mortgages	253,317	16,791	493		270,601	255,552	13,432	429		269,413
Personal
– Exceptionally low	18,252	2	–		18,254	18,943	1	–		18,944
– Very low	4,524	19	–		4,543	6,119	5	–		6,124
– Low	12,729	2,925	–		15,654	9,117	4,953	–		14,070
– Medium	1,009	3,163	–		4,172	934	3,084	–		4,018
– High	231	1,103	–		1,334	266	1,089	–		1,355
– Default	–	–	184		184	–	–	175		175
– Not rated	642	41	53		736	657	34	52		743
Gross personal (4)	37,387	7,253	237		44,877	36,036	9,166	227		45,429
ECL allowance	121	618	157		896	115	641	146		902
Net personal	37,266	6,635	80		43,981	35,921	8,525	81		44,527
Credit card
– Exceptionally low	3,345	–	–		3,345	3,151	–	–		3,151
– Very low	1,054	–	–		1,054	1,042	–	–		1,042
– Low	7,058	143	–		7,201	6,936	597	–		7,533
– Medium	1,082	2,709	–		3,791	992	2,927	–		3,919
– High	9	622	–		631	–	682	–		682
– Default	–	–	–		–	–	–	–		–
– Not rated	142	7	–		149	145	7	–		152
Gross credit card	12,690	3,481	–		16,171	12,266	4,213	–		16,479
ECL allowance	127	630	–		757	143	641	–		784
Net credit card	12,563	2,851	–		15,414	12,123	3,572	–		15,695
Business and government
– Investment grade	98,280	625	–		98,905	87,184	404	–		87,588
– Non-investment grade	91,258	7,239	–		98,497	101,889	6,457	–		108,346
– Watchlist	59	3,751	–		3,810	66	2,971	–		3,037
– Default	–	–	1,042		1,042	–	–	920		920
– Not rated	238	16	–		254	208	17	–		225
Gross business and government (3)(5) (6)	189,835	11,631	1,042		202,508	189,347	9,849	920		200,116
ECL allowance	257	531	410		1,198	285	458	351		1,094
Net business and government	189,578	11,100	632		201,310	189,062	9,391	569		199,022
Total net amount of loans	$492,724	$37,377	$1,205		$531,306	$492,658	$34,920	$1,079		$528,657
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million (October 31, 2022: $24 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $14 million were recognized as at January 31, 2023 (October 31, 2022: $15 million), $12 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2022: $12 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at January 31, 2023 and October 31, 2022. Financial assets other than loans that are classified a
t
 amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $21 million (October 31, 2022: $24 million) which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $
2
 million (October 31, 2022: $
4
 million) of residential mortgages and $772 million (October 31, 2022: $963 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Includes customers’ liability under acceptances of $11,996 million (October 31, 2022: $11,574 million).
(6)	The January 31, 2023 amounts include the impact of a change in the internal risk rating methodology applied at CIBC Bank USA.

CIBC FIRST QUARTER 2023	63

Undrawn credit facilities and other
off-balance
sheet exposures

$ millions, as at				2023 Jan. 31				2022 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$151,285	$8	$–	$151,293	$149,286	$6	$–	$149,292
– Very low	15,758	49	–	15,807	14,461	51	–	14,512
– Low	11,585	1,675	–	13,260	10,844	2,412	–	13,256
– Medium	833	1,214	–	2,047	522	1,402	–	1,924
– High	169	714	–	883	155	682	–	837
– Default	–	–	33	33	–	–	39	39
– Not rated	488	8	–	496	484	8	–	492
Gross retail	180,118	3,668	33	183,819	175,752	4,561	39	180,352
ECL allowance	41	76	–	117	38	83	–	121
Net retail	180,077	3,592	33	183,702	175,714	4,478	39	180,231
Business and government
– Investment grade	127,644	247	–	127,891	119,069	121	–	119,190
– Non-investment grade	57,349	2,893	–	60,242	64,446	2,540	–	66,986
– Watch list	17	922	–	939	15	571	–	586
– Default	–	–	80	80	–	–	69	69
– Not rated	437	14	–	451	575	26	–	601
Gross business and government (1)	185,447	4,076	80	189,603	184,105	3,258	69	187,432
ECL allowance	46	48	1	95	50	32	–	82
Net business and government	185,401	4,028	79	189,508	184,055	3,226	69	187,350
Total net undrawn credit facilities and other off-balance sheet exposures	$365,478	$7,620	$112	$373,210	$359,769	$7,704	$108	$367,581
(1)	The January 31, 2023 amounts include the impact of a change in the internal risk rating methodology applied at CIBC Bank USA.
Note 7.    Deposits
(1)(2)

$ millions, as at							2023 Jan. 31	2022 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$15,289		$133,299		$87,507		$236,095	$232,095
Business and government (7)	108,928		89,375		190,922		389,225	397,188
Bank	12,306		92		12,163		24,561	22,523
Secured borrowings (8)	–		–		44,843		44,843	45,766
	$136,523		$222,766		$335,435		$694,724	$697,572
Comprises:
Held at amortized cost							$663,813	$670,770
Designated at fair value							30,911	26,802
							$694,724	$697,572
Total deposits include (9) :
Non-interest-bearing deposits
Canada							$87,898	$93,801
U.S.							14,959	17,053
Other international							6,148	6,452
Interest-bearing deposits
Canada							461,443	447,409
U.S.							83,277	92,333
Other international							40,999	40,524
							$694,724	$697,572
(1)
Includes deposits of $236.5 billion (October 31, 2022: $243.3 billion) denominated in U.S. dollars and deposits of $51.4 billion (October 31, 2022: $53.1 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $2.7 billion (October 31, 2022: $3.0 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $56.9 billion (October 31, 2022: $55.1 billion) of deposits which are subject to the bank recapitalization
(bail-in)
conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $11.4 billion (October 31, 2022: $10.6 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.
Note 8.    Subordinated indebtedness
On January 20, 2023, we issued $1.0 billion principal amount of 5.33% Debentures due January 20, 2033 (subordinated indebtedness
). The Debentures bear interest at a fixed rate of 5.33% per annum (paid semi-annually) until January 20, 2028, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.37% per annum (paid quarterly) thereafter until maturity on
January 20, 2033.

64	CIBC FIRST QUARTER 2023

Note 9.    Share capital
Common shares

$ millions, except number of shares, for the three months ended			2023 Jan. 31			2022 Oct. 31	2022 Jan. 31
	Number of shares	(1)	Amount	Number of shares	(1)	Amount	Number of shares	(1)	Amount
Balance at beginning of period	906,040,097		$ 14,726	904,691,173		$14,643	901,655,952		$14,351
Issuance pursuant to:
Equity-settled share-based compensation plans (2)	131,331		6	48,754		3	1,076,678		59
Shareholder investment plan (3)	4,746,425		272	669,608		40	453,030		36
Employee share purchase plan	740,514		44	593,192		38	532,740		40
	911,658,367		$ 15,048	906,002,727		$14,724	903,718,400		$14,486
Purchase of common shares for cancellation	–		–	–		–	(1,800,000)		(29)
Treasury shares	(29,571)		(2)	37,370		2	4,230		–
Balance at end of period	911,628,796		$ 15,046	906,040,097		$14,726	901,922,630		$14,457
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(2)	Includes the settlement of contingent consideration related to prior acquisitions.
(3)
Commencing with the dividends paid on January 27, 2023, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury.

Normal course issuer bid
Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares (on a post share basis) at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.
Preferred shares and other equity instruments
Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC)
Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares) on a one-for-one basis on January 31, 2023. As the conditions for conversion were not met, no Series 48 shares were issued, and all of the Series 47 shares remain outstanding. The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the
Board of Directors
, effective for the five-year period commencing January 31, 2023.
Regulatory capital, leverage and total loss absorbing capacity ratios
Our capital, leverage and total loss absorbing capacity (TLAC) ratios are presented in the table below:

$ millions, as at		2023 Jan. 31	2022 Oct. 31
Common Equity Tier 1 (CET1) capital (1)		$36,649	$37,005
Tier 1 capital (1)	A	41,592	41,946
Total capital (1)		49,045	48,263
Total risk-weighted assets (RWA)	B	315,038	315,634
CET1 ratio		11.6%	11.7%
Tier 1 capital ratio		13.2%	13.3%
Total capital ratio		15.6%	15.3%
Leverage ratio exposure (2)	C	$967,199	$961,791
Leverage ratio	A/C	4.3%	4.4%
TLAC available	D	$91,961	$95,136
TLAC ratio	D/B	29.2%	30.1%
TLAC leverage ratio	D/C	9.5%	9.9%
(1)
The
2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement resulted in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. Starting November 1, 2022, the ECL transitional arrangement was no longer applicable.

(2)	The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic remains applicable until April 1, 2023.
Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada, and is subject to a CET1 surcharge equal to 1.0
% of RWA. OSFI also expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) of 2.5%, which was increased to
3.0
% effective February 1, 2023. The resulting targets established by OSFI for
D-SIBs,
including all buffer requirements, for the CET1, Tier 1, and Total capital ratios are 10.5%, 12.0%, and 14.0%, respectively as at January 31, 2023. These targets may be higher for certain institutions at OSFI’s discretion.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based
capital metric, that meets or exceeds 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.
OSFI also requires
D-SIBs
to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects
D-SIBs
to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%.
During the quarter ended January 31, 2023, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

CIBC FIRST QUARTER 2023	65

Note 10.    Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
		Pension plans		Other post-employment plans
Current service cost	$53	$67	$66	$1	$2	$2
Past service cost	–	–	–	–	–	(8)
Gain on settlements	–	1	–	–	–	–
Net interest (income) expense	(21)	(14)	(14)	6	5	5
Interest expense on effect of asset ceiling	–	1	–	–	–	–
Plan administration costs	2	2	2	–	–	–
Net defined benefit plan expense (income) recognized in net income	$34	$57	$54	$7	$7	$(1)
Defined contribution plan expense

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Defined contribution pension plans	$19	$11	$17
Government pension plans (1)	48	42	41
Total defined contribution plan expense	$67	$53	$58
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

$ millions, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
		Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$ (448)	$443	$279	$ (23)	$36	$15
Net actuarial gains (losses) on plan assets	342	(723)	(150)	–	–	–
Changes in asset ceiling excluding interest income	(1)	2	–	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(107)	$(278)	$129	$ (23)	$36	$15
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

66	CIBC FIRST QUARTER 2023

Note 11.    Income taxes
Enron
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement with the CRA with respect to the portion of the Enron expenses deductible in Canada. The portion of the Enron expenses deductible in the U.S. has not yet been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
Dividend received deduction
The CRA has reassessed CIBC approximately $1,602 million of additional income tax related to the denial of the tax deductibility of certain 2011 to 2017 Canadian corporate dividends, on the basis that certain dividends received were part of a “dividend rental arrangement”, and similar matters. This includes approximately $182 million of additional income tax for the 2017 taxation year that was reassessed by the CRA in May 2022. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar matters. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
Foreign exchange capital loss reassessment
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. The Appeal was heard in December 2022. The appeal process has been extended as the Court requested additional submissions from CIBC and the Crown. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the interim consolidated financial statements. The potential exposure of additional tax and interest related to this and similar matters is approximately
$300
million in addition to the possible inability to utilize approximately
$600
million in unrecognized capital tax loss carryforwards.
Enactment of 2022 Canadian Federal budget
The 2022 Canadian Federal budget legislation was enacted in December 2022. The legislation includes the introduction of a one-time
15
% Canada Recovery Dividend (CRD) tax on banks and life insurer groups, based on the average of 2020 and 2021 taxable income in excess of
$1.0 billion. The CRD
tax
is payable over a five-year period in equal increments. The legislation also includes a 1.5% increase in the tax rate applied to taxable income in excess of $100 million earned by banks and life insurers effective for April 7, 2022 and onwards.
Upon the substantive enactment of the legislation in the first quarter of 2023, CIBC recognized income tax expense of
$510 million based on the present value of the estimated amount of the CRD tax
of
$555
million. The discount of
$45
million will accrete
over the remaining
four-year payment period.
In addition to recognizing tax expense in the first quarter of 2023 on income at th
e
1.5
% higher tax rate, CIBC also recognized income tax expense of

$
35

million for the effect of the rate increase on the 2022 taxation year.
Note 12.    Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2023 Jan. 31	2022 Oct. 31	2022 Jan. 31
Basic earnings per share (1)
Net income attributable to equity shareholders	$423	$1,178	$1,864
Less: Preferred share dividends and distributions on other equity instruments	72	37	41
Net income attributable to common shareholders	$351	$1,141	$1,823
Weighted-average common shares outstanding (thousands)	906,770	905,120	901,870
Basic earnings per share	$0.39	$1.26	$2.02
Diluted earnings per share (1)
Net income attributable to common shareholders	$351	$1,141	$1,823
Weighted-average common shares outstanding (thousands)	906,770	905,120	901,870
Add: Stock options potentially exercisable (2) (thousands)	711	1,182	2,839
Add: Equity-settled consideration (thousands)	244	231	323
Weighted-average diluted common shares outstanding (thousands)	907,725	906,533	905,032
Diluted earnings per share	$0.39	$1.26	$2.01
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(2)
Excludes average options outstanding of 3,576,586 (October 31, 2022: 2,397,160; January 31, 2022: nil) with a weighted-average exercise price of $66.74 (October 31, 2022: $70.05; January 31, 2022: nil) for the quarter ended January 31, 2023, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

CIBC FIRST QUARTER 2023	67

Note 13.    Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point
in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 22 to the consolidated financial statements included in our 2022 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point
of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.5 billion as at January 31, 2023. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at January 31, 2023, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2022 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following developments related to our significant legal proceedings occurred since the issuance of our 2022 annual consolidated financial statements:
•
Cerberus Capital Management L.P. v. CIBC:
The trial decision was released on December 1, 2022 finding CIBC liable. A damages hearing proceeded on December 19, 2022. In January 2023, the court set damages in the amount of US$491 million plus pre-judgment interest. Following the court’s decision, we recognized a provision of U
S$855 million ($1,169 million pre-tax or $844
million after-tax) in other non-interest expense, representing the award of damages and accrued pre-judgment interest thereon for the period ended January 31, 2023. On February 6, 2023, the court entered the final judgment in the amount of
US$856 million including pre-judgment interest as of February 6, 2023.
Post-judgment interest would have accrued on the amount of the final judgment. On February 17, 2023, CIBC and Cerberus entered into an agreement to fully settle this lawsuit for US$770 million. For additional information, see Note 16 to our interim consolidated financial statements.

•	Fresco v. Canadian Imperial Bank of Commerce: The settlement approval hearing in Ontario is scheduled for March 2023.
•	Mortgage prepayment class actions : The settlement approval hearing in Haroch was heard in February 2023. The court reserved its decision.
•
Order Execution Only class actions:
In January 2023, the court released its decision dismissing the motion for certification as a class action in
Frayce
. The plaintiffs are appealing the certification decision
.

•	Chalmers and Campbell v. CIBC: The motion for certification is scheduled for November 2023.
Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2022 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2022 annual consolidated financial statements.
Note 14.    Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

$ millions, for the three months ended	2023 Jan. 31		2022 Oct. 31		2022 Jan. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$9,048	$6,736	$7,169	$4,724	$3,376	$703
Debt securities measured at FVOCI (1)	599	n/a	423	n/a	84	n/a
Other (3)	613	319	600	283	481	106
Total	$10,260	$7,055	$8,192	$5,007	$3,941	$809
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

68	CIBC FIRST QUARTER 2023

Note 15.    Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate
companies, entrepreneurs,
high-net
worth individuals and families, as well as personal and small business banking services in four U.S. Midwestern markets.
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2023	Net interest income (1)	$1,709	$464	$476	$535	$21	$3,205
Jan. 31	Non-interest income (2)	551	887	230	946	108	2,722
	Total revenue (1)	2,260	1,351	706	1,481	129	5,927
	Provision for (reversal of) credit losses	158	46	98	(10)	3	295
	Amortization and impairment (3)	59	1	30	2	185	277
	Other non-interest expenses	1,231	664	350	648	1,292	4,185
	Income (loss) before income taxes	812	640	228	841	(1,351)	1,170
	Income taxes (1)	223	171	27	229	88	738
	Net income (loss)	$589	$469	$201	$612	$(1,439)	$432
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$9	$9
	Equity shareholders	589	469	201	612	(1,448)	423
	Average assets (4)(5)	$317,940	$89,908	$59,421	$296,565	$189,330	$953,164
2022	Net interest income (1)	$1,720	$452	$466	$600	$(53)	$3,185
Oct. 31	Non-interest income (2)	542	864	187	582	28	2,203
	Total revenue (1)	2,262	1,316	653	1,182	(25)	5,388
	Provision for (reversal of) credit losses	305	21	100	(1)	11	436
	Amortization and impairment (3)	59	–	29	2	188	278
	Other non-interest expenses	1,254	658	327	654	312	3,205
	Income (loss) before income taxes	644	637	197	527	(536)	1,469
	Income taxes (1)	173	168	36	149	(242)	284
	Net income (loss)	$471	$469	$161	$378	$(294)	$1,185
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$7	$7
	Equity shareholders	471	469	161	378	(301)	1,178
	Average assets (4)(5)	$315,639	$89,669	$59,084	$295,794	$187,644	$947,830
2022	Net interest income (1)	$1,587	$377	$389	$793	$(14)	$3,132
Jan. 31	Non-interest income (2)	596	920	220	511	119	2,366
	Total revenue (1)	2,183	1,297	609	1,304	105	5,498
	Provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75
	Amortization and impairment (3)	52	1	27	1	172	253
	Other non-interest expenses	1,100	672	291	595	112	2,770
	Income (loss) before income taxes	933	628	263	746	(170)	2,400
	Income taxes (1)	246	166	37	203	(121)	531
	Net income (loss)	$687	$462	$226	$543	$(49)	$1,869
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	687	462	226	543	(54)	1,864
	Average assets (4)(5)	$292,987	$78,476	$50,274	$282,750	$166,066	$870,553
(1)
Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $62 million for the three months ended January 31, 2023 (October 31, 2022: $51 million; January 31, 2022: $59 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

CIBC FIRST QUARTER 2023	69

Note 16.    Subsequent events
On February 17, 2023, CIBC announced that we have entered into an agreement with the special purpose vehicle controlled by Cerberus Capital Management L.P. (“Cerberus”) to fully settle the lawsuit filed by Cerberus against CIBC, including the most recent judgment of the New York Court, as discussed in Note 13 to our interim consolidated financial statements. Pursuant to the settlement agreement, CIBC has agreed to pay US$770 million to Cerberus in full satisfaction of the judgment, and both parties have agreed to arrange for the immediate dismissal, with prejudice, of all claims, counterclaims and appeals relating to the litigation.
CIBC recorded a pre-tax provision of $1,169 million in the first quarter of 2023, representing damages and pre-judgment interest totaling US$855 million through January 31, 2023. The US$85 million difference between the amount recorded in the first quarter of 2023 and the settlement amount will be recognized in the second quarter of 2023.

70	CIBC FIRST QUARTER 2023

TO REACH US:
Corporate Secretary
: Shareholders may
e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call
416-813-3743,
or
e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s first quarter conference call with analysts and investors will take place on Friday, February 24, 2023 at 8:00 a.m. (ET). The call will be available in English
(416-406-0743,
or toll-free
1-800-898-3989,
passcode 6992806#) and French
(514-392-1587,
or
toll-free 1-877-395-0279,
passcode 6514906#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) March 10, 2023. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 4645396#. To access the replay in French,
call 514-861-2272
or
1-800-408-3053,
passcode 7957917#.
Audio Webcast
: A live audio webcast of CIBC’s first quarter results conference call will take place on Friday, February 24, 2023 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 4, 2023.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt
: Information on CIBC’s
bail-in
debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
shareholderinquiries@tmx.com
.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at
shareholderinquiries@tmx.com
.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 1/22	$61.08

Dec. 1/22	$64.51

Jan. 3/23	$54.54

Jan. 27/23		$57.26

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com